Exhibit 99.2

Technical Report

for the

Fort Knox Mine

Prepared for Kinross Gold Corporation

and

Fairbanks Gold Mining Incorporated

Fairbanks North Star Borough, Alaska, USA

Prepared by:

David Quandt, Chief Mine Engineer

Chris Ekstrom, Chief Mine Geologist

Klaus Triebel, P. Geo., Senior Mine Geologist

This report has been prepared under the supervision of the qualified person:

R. D. Henderson, P. Eng., Vice-President Technical Services

Kinross Gold Corporation.

Effective Date: March 31, 2008

 Fort Knox Mine Technical Report

Certificate of Author

I, Robert Duncan Henderson, P. Eng., residing at 3295 Spruce Avenue, Burlington, ON, L7N 1J5 do hereby certify that:

•                  I am employed by Kinross Gold Corporation, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y2, in the capacity of Vice President, Technical Services.

•                  I am a graduate of the University of Cape Town (1984) with a B.Sc. Chemical Engineering degree and have practiced my profession continuously since 1984.

•                  I am a member in good standing of the Association of Professional Engineers of Ontario, licence number 100107661.

•                  I have been involved with the mining industry continuously since my graduation from University and have operating and engineering experience in gold mines located in South Africa, Canada, United States of America, Russia, Brazil and Chile.

•                  I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 -101.

•                  I am responsible for the supervision of the preparation of the “Technical Report for the Fort Knox Mine” dated March 31, 2008. I have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in accordance with this instrument.

•                  I have personally visited the mine site on several occasions from 2004 to 2007.  The most recent visit was in November, 2007.

•                  As of the date of this certificate, to the best of my knowledge and belief, the technical report contains all the scientific and technical information that is required to be disclosed to make the technical report not misleading.

•                  I have not had prior involvement with the property that is the subject of the technical report.

•                  I am not independent of the issuer.  Per section 5.3.2 of National Instrument 43-101 an independent qualified person was not required to write the technical report on the Fort Knox Mine.

Dated this 31st day of March, 2008 at Toronto, Canada.

“Signed and Sealed”

Robert Henderson, P.Eng.,

Vice President, Technical Services,

Kinross Gold Corporation

TABLE OF CONTENTS

1.0	Summary		8
2.0	Introduction and Terms of Reference		12
	2.1	Terms of Reference	12
	2.2	Sources of Data and Information Contained in Report	13
	2.3	Field Involvement of the Qualified Person	13
3.0	Reliance on Other Experts		14
	3.1	Other Experts	14
	3.2	Independent Audit	14
4.0	Property Description and Location		15
	4.1	Fort Knox Open Pit	15
	4.2	Gil Property	16
	4.3	True North Open Pit	16
5.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography		20
6.0	History		22
7.0	Geological Setting		25
8.0	Deposit Type		26
9.0	Mineralization		28
	9.1	Fort Knox Deposit	28
10.0	Exploration		32
11.0	Drilling		34
12.0	Sampling Method and Approach		38
	12.1	Reverse Circulation	38
	12.1.1	Reverse Circulation - Dry Samples	38
	12.1.2	Reverse Circulation - Wet Samples	38
	12.2	Core Samples	39
	12.3	Sample Composite Summary	39
13.0	Sample Preparation, Analyses and Security		41
	13.1	Quality Control, Quality Assurance	41
	13.2	Check Assays	41
	13.3	Blanks Program	42
	13.4	Field Duplicates Program	43
	13.5	Standards	43
	13.6	Sample Security	44
14.0	Data Verification		45
	14.1	Drill Hole Data Rejection	45
15.0	Adjacent Properties		47
16.0	Mineral Processing and Metallurgical Testing		48
	16.1	Fort Knox Mill Facility	48
	16.1.1	Milling Methods and Capacity	48
	16.1.2	Mill Recovery – Fort Knox Deposit	49

	16.1.3	Mill Recovery – True North Deposit	49
	16.2	Fort Knox Heap Leach Facility	50
	16.2.1	Heap Leach Methods and Capacity	50
	16.2.2	Heap Leach Recovery – Fort Knox Deposit	51
	16.3	Past Considerations	51
	16.3.1	True North	51
	16.3.2	Fort Knox	51
17.0	Mineral Resource and Reserve Estimates		52
	17.1	Mineral Resource and Reserve Statement	52
	17.2	Fort Knox Deposit - Modeling Methodology	53
	17.2.1	Overview	53
	17.2.2	Survey Data	54
	17.2.3	Assay Grade Capping	54
	17.2.4	Drill hole Compositing	54
	17.2.5	Block Model	56
	17.2.6	Lithology	57
	17.2.7	Domains	58
	17.2.8	Variography	58
	17.2.9	Interpolation Methodology	59
	17.2.10	Search Parameters	59
	17.2.11	Specific Gravity - Tonnage Factors	60
	17.2.12	Dilution	60
	17.2.13	Metallurgical Recovery	61
	17.2.14	Model Checks	61
	17.2.15	Resource and Reserve Classification	61
	17.3	Pit Optimization	63
	17.4	Production Reconciliation	64
18.0	Other Relevant Data and Information		66
19.0	Interpretations and Conclusions		67
20.0	Recommendations		68
21.0	References		69
22.0	Date and Signature Page		72
23.0	Additional Requirements for Technical Reports on Production Properties		73
	23.1	Fort Knox Mining Operations	73
	23.1.1	Mine Equipment	73
	23.1.2	Mine Life Plan	74
	23.1.3	Other Considerations	75
	23.2	Recoverability	76
	23.3	Markets	76
	23.4	Contracts	77

23.5	Environmental Considerations	77
23.6	Taxes	77
23.7	Capital and Operating Cost Estimates	78
23.8	Economic Analyses	78
23.9	Payback	79
23.10	Mine Life and Production Schedule	79

LIST OF TABLES

Table 1-1: Proven and Probable Mineral Reserve Summary	10

Table 1-2: Measured and Indicated Mineral Resource Summary	10

Table 4-1: Mineral Title Summary	17

Table 12-1: Composite Summary Table	40

Table 16-1: Grade Recovery Relationship - Fort Knox Mine	48

Table 17-1: Mineral Reserve Summary as of December 31, 2007	53

Table 17-2: Mineral Resource Summary as of December 31, 2007	53

Table 17- 3: Variogram Parameters	61

Table 17-4: Classification Parameter Criteria	63

Table 17-5: Ore Reconciliation for 2007	65

Table 23-1: Estimated Operating Costs – Fort Knox	73

Table 23-2: Fort Knox Life of Mine Capital Spending	76

Table 23-3: Fort Knox Life of Mine Plan Production Schedule	76

LIST OF FIGURES

Figure 4-1: Fort Knox Project - General Location and Land Position Plan	18

Figure 4-2: Fort Knox Project - General Site Compilation Plan	19

Figure 7-3: Regional Geology	26

Figure 9-1: Fort Knox Deposit – General Geology	31

Figure 11-1: Drill Hole Location Plan – Fort Knox Deposit Area	34

Figure 17-1: Histogram – 5ft Uncapped Exploration Data used in 2007 Modeling	55

Figure 17-2: Histogram – 5ft Capped Exploration Data used in 2007 Modeling	55

Figure 17-3: Fort Knox Mine – Composite Sample Statistics	56

Kinross Gold Corporation
Fort Knox Technical Report

1.0                             SUMMARY

This report has been prepared for Kinross Gold Corporation and Fairbanks Gold Mining Inc. to fulfill the requirements of National Instrument 43-101 as they relate to the estimation and reporting of mineral reserves and mineral resources situated on properties owned or controlled by Kinross Gold Corporation (Kinross) and its subsidiary Fairbanks Gold Mining, Incorporated (FGMI) in the Fairbanks mining district, Fairbanks North Star Borough, Alaska USA.  The report covers the period from January 1, 2007 through December 31, 2007.  Information disclosed prior to this date is covered in previous Technical reports that are located on SEDAR (sedar.com).

Kinross is the owner of the Fort Knox mine located in Fairbanks North Star Borough, Alaska.  The Fort Knox mine includes the main Fort Knox open pit mine, mill, heap leach and tailings storage facility, and an 80% ownership interest in the Gil property that is subject to a joint venture agreement with Teryl Resources Corp (“Teryl”), and the True North open pit mine (mining is currently suspended).

Fort Knox is located 40 kilometres (25 miles) by road, northeast of the city of Fairbanks, Alaska.  Kinross’ mining and exploration properties are located within the Fairbanks mining district, a northeast trending belt of lode and placer gold deposits that comprise one of the largest gold producing areas in the state of Alaska.

The Fairbanks district is situated in the north-western part of a geologic formation called the Yukon – Tanana Terrane (“YTT”).  The YTT consists of a thick sequence of poly-metamorphic rocks that range from Precambrian to upper Palaeozoic. The dominant rock types in the district are gray to brown, fine-grained micaceous schist and micaceous quartzite known as the Fairbanks Schist.  The Cleary Sequence, consisting of bimodal metarhyolite and meta-basalt with actinolite schist, chlorite schist, graphite schist, and impure marbles, is intercalated with the Fairbanks Schist.  Higher grade metamorphic rocks of the Chatanika Terrane are thought to be middle Palaeozoic to Ordovician and they outcrop in the northern part of the district.  Granodiorite to granite igneous bodies intrude YTT rocks.

The mineral deposits are generally situated in a northeast trending, structurally complex zone characterized by a series of folds, shear zones, high angle faults, and occasional low angle faults.  Northeast striking high angle faults influence the location of gold deposits.

The Fort Knox gold deposit is hosted by a granitic body that intruded the Fairbanks Schist.  The surface exposure of the intrusive body is approximately 1,100 meters in the east-west direction and 600 meters north-south.  Gold occurs in and along the margins of pegmatite veins, quartz stockwork veins and veinlets, quartz-veined shear zones, and fractures within the granite.  The stockwork veins strike predominantly east and dip randomly.  Stockwork vein density decreases with depth.  Shear zones generally strike northwest and dip moderately to the southwest.  Gold mineralization in the quartz-filled shears is distributed relatively evenly, and individual gold grains are generally less than 100 microns in size. The gold occurrences have a markedly low (less than 0.10%) sulphide content.

The True North gold deposit is located in the Chatanika Terrane.  Gold is hosted in mafic to felsic schists and is frequently accompanied by carbon and carbonate alteration in sheared or otherwise structurally prepared zones.  The gold is very fine grained, and is closely associated with pyrite, arsenopyrite, and stibnite in the unoxidized zones.  It occurs in quartz veins, and in altered and brecciated rocks. There appears to be a direct relationship between veining and gold content, as weakly veined rocks generally carry lower gold values.

The Fort Knox deposit provides feed for the mill, a modern carbon-in-pulp gold extraction plant with a 32,658 to 45,359 (36,000 to 50,000 short tons) tonne per day capacity.  A heap leach facility is currently under construction.  The leach pad is designed to receive 32,658 to 45,359 tonnes per day (36,000 to 50,000 short tons) from the pit and stockpiles starting in the 3rd quarter of 2009.

FGMI controls an extensive property position, which covers the Fort Knox gold deposit and extensions of the mineralized zones. The Company has exploration and development drilling programs on the property. Kinross’ regional exploration within the Fairbanks district totalled $1.4 million in 2006 and $4.4 million in 2007.

At the end of 2007, FGMI had identified mineral reserves and mineral resources for the deposit as shown in Tables 1-1 and 1-2.   Table 1-1 summarizes the Proven and Probable Mineral Reserves for Fort Knox as of December 31, 2007 using an assumed gold price of $550 US per ounce.

Table 1-1: Proven and Probable Mineral Reserve Summary

	Proven		Probable		Proven and Probable
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Source	(,000)	(g/t)	(,000)	(g/t)	(,000)	(g/t)
Mine	31,498	0.69	104,098	0.59	135,596	0.61
Stockpile	105,319	0.35			105,319	0.35
TOTAL	136,817	0.43	104,098	0.59	240,915	0.50

In addition to the above noted mineral reserves, Measured and Indicated Mineral Resources as of December 31, 2007 at an assumed gold price of $625 US are summarized in Table 1-2.  The Gil and True North projects contain resources included in this table, but contain no mineral reserves.

Table 1-2: Measured and Indicated Mineral Resource Summary

	Measured		Indicated		Measured & Indicated
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Deposit	(,000)	(g/t)	(,000)	(g/t)	(,000)	(g/t)
Gil (80%)			2,838	1.03	2,838	1.03
True North			3,646	1.49	3,646	1.49
Fort Knox	2,664	0.67	26,643	0.59	29,307	0.60
Fort Knox Area	2,664	0.67	33,127	0.73	35,791	0.72

The Fort Knox area also hosts an Inferred Mineral Resource of 2.128 million tonnes averaging 0.55 g/tonne Au at the same $625 US per ounce gold price.  The majority (2.108 million tonnes) of this material is contained at the Fort Knox deposit.

Fort Knox is mined as a conventional truck and shovel open pit mine. The deposit has yielded slightly less than 163 million tonnes (179.6 M tons) of ore containing 4.61 million ounces of gold since 1996.

Production experience indicates the current mineral resource and reserve models are within a marginally acceptable tolerance of variance for both tonnage and grade of the deposit when compared to surveyed mine production. The reconciliation showed that the mineral model estimated total ore tones, grade and ounces to be less (2.4%, 9.4% and 12.1% respectively) than the ore control model revealed. Over the two-year period consisting of 2006 and 2007 (not depicted), the mineral model underestimated total ounces by 4.7%.

FGMI’s Life of Mine Plan (LMP) was based on the design pit and Proven and Probable Mineral Reserves at a $550.00 per ounce US gold price assumption.  The LMP indicates the Fort Knox deposit host sufficient mineral reserves to support a seven year mine life. Pit production will continue from 2008 through 2014 at the Fort Knox deposit. Thereafter, re-handling of low-grade stockpiles to the leach pad will occur until early 2019. The LMP specifies an annual production rate from the pit of 39.5 million tonnes, including 135.6 million tonnes of mill and leach ore averaging 0.61 g/tonne Au.  Mill recoveries are estimated at 85% during the life of mine, and long-term leach recoveries are estimated to be 65%.  FGMI estimated both operating and capital cost requirements in support of the LMP. The financial analysis indicates a positive cash flow. The LMP, cost estimates, budgets and financial analysis have been prepared using industry standard procedures and assumptions. The authors of this report have reviewed these documents and found them to be complete and free of gross errors or omissions.  FGMI considers these documents to be confidential in nature and therefore, are not incorporated into the body of this report. Individuals requiring access to said documents are required to sign a confidentiality agreement with Kinross Gold Corporation.

The qualified person is of the opinion that this document supports the December 2007 Fort Knox and Area Mineral Resource and Reserve Statement.

2.0                  INTRODUCTION AND TERMS OF REFERENCE

2.1                  Terms of Reference

This report has been prepared for Kinross Gold Corporation and Fairbanks Gold Mining Inc. to fulfill the requirements of National Instrument 43-101 as they relate to the estimation and reporting of mineral reserves and mineral resources situated on properties owned or controlled by Kinross Gold Corporation (Kinross) and its subsidiary Fairbanks Gold Mining, Incorporated (FGMI) in the Fairbanks mining district, Fairbanks North Star Borough, Alaska USA.  The report covers the period from January 1, 2007 through December 31, 2007.  Information disclosed prior to this date is covered in previous Technical reports that are located on SEDAR (sedar.com).

The FGMI Technical Services staff involved in the preparation of the mineral reserve and mineral resource estimates cited in the report are, David Quandt, Chief Mine Engineer, Chris Ekstrom, Chief Mine Geologist, and Klaus Triebel, P. Geo., Senior Mine Geologist. These individuals have been regularly involved in the day-to-day activities related to exploration, development, mineral reserve and resource estimation and production of FGMI’s properties in the Fairbanks mining district during 2007.

The mineral reserve and mineral resource estimates cited in this report were classified in conformance within the meanings ascribed by the Canadian Institute of Mining, Metallurgy, and Petroleum CIM Standards on Mineral Resources and Reserves Definitions and Guidelines.

Conversion of mine data to metric equivalents used the following conversion factors:

Tons to tonnes	multiply by 0.9072

Oz / ton to g/tonne	multiply by 34.2857

Remaining units of measure (distance, area, etc,) unless otherwise noted are presented in both metric and English units of measure.

2.2                    Sources of Data and Information Contained in Report

The mineral resource and mineral reserve estimates reported in this document were prepared using technical information from the files of FGMI.  Previous owners of the Fort Knox property developed assay and geologic data, which FGMI has reviewed. The majority of information used in the estimates was collected during exploration and development drilling programs performed by FGMI and from data developed by contractors who conducted studies under FGMI’s supervision.  A number of other sources of information have been used in the compilation of this report and a complete list of references is provided in Section 21 of this report.

2.3                    Field Involvement of the Qualified Person

This report has been prepared under the supervision of R. Henderson, P. Eng, Vice-President Technical Services, Kinross Gold Corporation.   R. Henderson has been associated with the Fort Knox Mine since 2004 and has visited the site on several occasions during that time frame, including most recently in November 2007.

3.0                    RELIANCE ON OTHER EXPERTS

3.1                    Other Experts

Mineral Resource Development, Inc. (MRDI) of San Mateo, California assisted in the resource modelling through 2001.  Fairbanks Gold Mining Inc. and Kinross Technical Services staff developed the 2007 model reserve and resource methodology.

Diligent care has been taken in the preparation of this report and the authors are confident about the accuracy of supporting studies not prepared under their direct supervision.  While the authors did not supervise the preparation of reports relating to reserve estimation techniques prior to 2004, geotechnical studies, or any drilling and assaying prior to 2004, they have examined the reports and supporting data and have concluded that the information, conclusions and recommendations are reasonable. Accordingly, the authors are confident that report recommendations and conclusions are suitable for use in the preparation of the appropriate sections of this report.

3.2                    Independent Audit

Roscoe Postle Associates Inc. (RPA) was retained by Kinross Gold Corporation to independently audit the December 31, 2004 Mineral Resource and Mineral Reserve estimates of the Fort Knox operation.  RPA did not identify any significant “fatal flaws” in the Fort Knox resource and given the knowledge and understanding that FGMI has accumulated with the operation, RPA expects that the Fort Knox Proven and Probable Mineral Reserves will likely represent a reasonable global estimate of the total in-situ gold reserves.

4.0                     PROPERTY DESCRIPTION AND LOCATION

The Fort Knox mine is situated in the Fairbanks North Star Borough in the State of Alaska, United States of America. Fort Knox is located 40 kilometres (25 miles) by road northeast of the city of Fairbanks, Alaska.  Figure 4-1 is a general location map of the Fort Knox property.

The Company controls a large and diverse group of properties that comprise its mineral holdings in the Fairbanks mining district. These properties include patented and unpatented Federal lode and placer mining claims and State of Alaska mining claims. Some of the claims are owned outright, while others are controlled through leases and/or joint venture agreements. Figure 4-1 presents FGMI’s land position within the Fairbanks Gold Mining District. The blue shaded areas represent the company’s holdings.  The Fort Knox Uplands Mining Lease has been legally surveyed.

4.1                      Fort Knox Open Pit

At the Fort Knox project, the Company controls 1,316 State of Alaska mining claims covering an area of approximately 19,180 hectares (47,396 acres), an additional 502 hectares (1,239.5 acres) of mineral rights comprised of an Upland Mineral Lease issued by the State of Alaska, a Millsite Lease (issued by the State of Alaska), and one unpatented (federal) lode mine claim. Cumulatively, these properties cover an area of approximately 19,682 hectares (48,636 acres).  Mineral reserves at the Fort Knox mine are situated on 505 hectares (1,248 acres) of land that are covered by a State of Alaska Millsite Lease.  Although this lease expires in 2014, it may be renewed for a period not to exceed 55 years. The property package is located within the State of Alaska within UTM

NAD 27 zone 6 coordinates of 474,950mE, 7,195,700mN and 495,700mE, 7,215,300mN as illustrated in Figure 4-1.

The State of Alaska Millsite Lease carries a 3% production royalty, based on net income and recovery of the initial capital investment.  Mineral production from State mining claims is subject to a Mine License Tax, following a three-year grace period after production commences.  The license tax ranges from 3% to 7% of taxable income.  There has been no production from State claims situated outside the boundaries of the Millsite Lease at the Fort Knox mine.

A brief summary of the mineral title is shown below in Table 4-1.  Kinross maintains a current detailed listing of all Fort Knox Title and Ownership documents [Refer to Hansen, 2008 “Mother of All Lists” 11th edition, 1/2008].  This document is available from Kinross upon request. The unpatented federal lode claim is owned by Kinross and is not currently subject to any royalty provisions. As a result of high metal prices, Kinross royalties and production taxes are estimated at $3.3 million for 2007 compared to $2.2 million in 2006.

All requisite permits have been obtained for mining and continued development of the existing Fort Knox open pit mine and are in good standing.    All federal and state permits were received for the Heap Leach on or before October 31, 2007 at that time construction commenced on the project.

4.2                    Gil Property

The Gil property mineral claims cover approximately 2,521 hectares located contiguous to the Fort Knox claim block.  The claim block consists of 182 State of Alaska mining claims and is subject to a joint venture agreement between Kinross and Teryl.  Kinross’ ownership interest in the Gil claim block is 80%.  All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences.  The State of Alaska Mine License tax is graduated from 3% to 7% of taxable income.  Kinross continues to actively explore the Gil claims.  The property package is located within the State of Alaska within UTM NAD 27 zone 6 coordinates of 485,800mE, 7,204,800mN and 498,600mE, 7,212,400mN as illustrated in Figure 4-1.

4.3                    True North Open Pit

The True North open pit mine mineral claims and leases cover approximately 1,993 hectares, located 43 kilometres northeast of the City of Fairbanks, Alaska.  Kinross owns

77 State of Alaska mining claims, covering 712 hectares which are subject to a State production royalty tax of 3%.  Mineral reserves are situated on two groups of State claims that Kinross has leased from private individuals.  Mineral production to date has been from one of the leased claim blocks.  Mineral leases have been executed with third parties for an additional 82 State mining claims that cover approximately 935 hectares.  Leased claims are subject to net smelter return royalties ranging from 3.5% to 5%.   Mining at the True North open pit has been suspended. The property package is located within the State of Alaska within UTM NAD 27 zone 6 coordinates of 468,850mE, 7,212,450mN and 477,050mE, 7,217,700mN as illustrated in Figure 4-1.

Table 4-1: Mineral Title Summary

FORT KNOX

Private Land	Claims	Hectares	Acres

Mental Health Lease		1,802	4,452
Stepovich patent (the worm)		49	121
Lower Fish Creek patent		321	793
Upper Fish Creek patent		267	660
Sub-total		2,439	6,026

State Claims
Clark Creek Lease	34	194	480
Eagan’s Deep Creek	10	186	460
F.G.M.I.	1272	16,345	40,390
Sub-total	1,316	16,726	41,330

Federal Claims
Clark Creek Lease	1	8	20
F.G.M.I.	1	8	20
Sub-total	2	16	40

Upland Leases
Fort Knox Lease		461	1,140
DIT lease		40	100
Sub-total		502	1,240
FORT KNOX TOTAL	1,318	19,682	48,636

Gil Venture

Joint Venture	Claims	Hectares	Acres

Gil Venture	182	2,521	6,230
Gil Venture Total	182	2,521	6,230

TRUE NORTH

Private Land	Claims	Hectares	Acres

Mental Health Lease		291	720
USMS 1924		30	73
USMS 2174		25	61
Sub-total		346	855
State Claims
Raines/Cope Lease	42	340	840
Shepard (Archimedes) Lease	20	312	770
Shepard (Murray) Lease	6	97	240
Woodruff Lease	8	113	280
Towse/Davies Lease	6	73	180
F.G.M.I.	77	712	1,760
Sub-total	159	1,647	4,070
TRUE NORTH TOTAL	159	1,993	4,925

GRAND TOTAL	1,659	24,196	59,791

Figure 4-1: Fort Knox Project - General Location and Land Position Plan

N
6 miles
9.7 km
True North
Fort Knox
Gil
FAIRBANKS
Fairbanks
Anchorage

Figure 4-2: Fort Knox Project - General Site Compilation Plan

5.0                               ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Company’s mineral prospects and mining operations are situated in close proximity to the City of Fairbanks, which is a major center for the Interior region of Alaska. Fairbanks is the second largest city in Alaska, and has an estimated population of more than 35,000. The surrounding areas of the Fairbanks North Star Borough have a further 40,000 to 50,000 residents. Fairbanks is served by major airlines and the Alaska Railroad, and is connected to Anchorage and Canada by a series of well-maintained paved highways. Services, supplies, and energy (fuel and electricity) are available in Fairbanks in ample quantities to support the local and regional needs, along with the mining and processing operations of FGMI.

The Fairbanks mining district is an arcuate belt of placer and lode gold deposits that is more than 64 kilometres (40 miles) long and about 13 kilometres (8 miles) wide.  The district is situated within the northern foothills of the Tanana Valley of central Alaska. The south-western part of the mining district is located about 18 kilometres (11 miles) west of the city of Fairbanks and the north-eastern extremity of the district is approximately 48 kilometres (30 miles) to the northeast. The area has generally good access, with numerous all-weather paved highways and gravel roads maintained by the Fairbanks North Star Borough and the State of Alaska.

The mining district is a region of low hills and broad valleys occupied by meandering streams.  The hills are generally rounded with gentle slopes and irregular ridge patterns. The meandering ridgelines are the result of numerous gulches and streams that cut the flanks of hills. The most prominent topographic features include Ester Dome, located in the western part of the district at 720 meters (2,364 feet) above sea level, and Pedro Dome, situated in the north-eastern part of the area at 609 meters (2,000 feet) above sea level.

The Fairbanks area has a sub-arctic climate, with long cold winters and short summers. Winter low temperatures drop to the range of

–40 F to –55 F, while in the summer, highs may occasionally exceed +90 F. The annual precipitation in Fairbanks is approximately

30.5 centimetres (12 inches). Typically, inclement weather conditions, such as temperature inversions or slippery road surfaces, will only negatively impact production in the open pit for portions of a few shifts in any given year.

The Fort Knox milling operation obtains its process makeup water from a fresh water reservoir located within the permitted property area.  The tailings storage area on site and is under review for storage capacity for the remaining mine life of the Fort Knox.  Power is provided to the mine by Golden Valley Electric Association’s power grid serving the area over a distribution line paid for by Kinross.

6.0                             HISTORY

The Fort Knox area was actively explored for gold placer deposits since 1902 when Felix Pedro discovered gold in Fish Creek located downstream of the Fort Knox deposit. Since that initial discovery, the surrounding Fairbanks Mining district has produced in excess of 8 million ounces of gold, predominantly from placer deposits. Placer mining operations continue to this day.

Exploration for lode gold deposits was very limited during the early history of the region and focused on tracing the source of the placer deposits up headwaters and tributaries to Fish Creek. Alfred Brooks mapped the area while working for the United States Geological Survey (USGS) in the early 1900’s. Brooks’ mapping described a large granitic intrusive within the project area.  In the 1968 Final Report for Mineral Resources of Northern Alaska, L.A. Heiner and E.N. Wolff noted that the great amount of placer gold in the Fairbanks District led many workers to conclude that only the roots of the gold veins were left and that there was not enough economic incentive to test the theory by exploration.

In 1913, H. A. Currier staked lode-mining claims covering auriferous quartz veins on the Melba Creek-Monte Cristo Creek divide (covering part of what is now the Fort Knox gold deposit). A three-stamp mill was constructed on the property, but there is little evidence of any production from the claims. USGS geologists who examined the prospect noted the association of bismuthinite and gold in quartz veins and suggested a relationship between the observed mineralization and the large granitic intrusive located nearby.

The claims were dormant until 1980 when two local prospectors, Joe Taylor and George Johnson staked 19 state mining claims to work placer deposits.  Taylor and Johnson worked the placers of Monte Cristo Creek from 1980 – 1982 and recovered bismuthinite nuggets containing abundant gold. The demonstrated correlation between the gold and bismuth led Taylor and Johnson to prospect the slopes and divide between Melba and Monte Cristo Creeks. The prospecting operations involved panning and trenching, which suggested that gold mineralization was widespread and resulted in the prospectors staking an additional 34 mining claims.

In 1984, Rob Blakestead, a consulting geologist, noted the presence of visible gold in quartz veins hosted by granite in the Fort Knox area. This discovery led to increasing levels of exploration to locate the source of the gold. In 1986, the claims were leased to Nye Minerals who entered into a joint venture agreement with Electrum Resources in 1987. During 1987 to 1991 numerous small mining companies actively explored the claims.

The Denver, Colorado based Amax Gold, Inc (AMAX) purchased the Fort Knox project in 1992 and established Fairbanks Gold Mining (FGMI) as a wholly owned subsidiary to operate the project. FGMI initiated extensive exploration programs on the property including surface geochemical sampling, drilling and geophysics.

Soil sampling proved the most useful exploration tool in delineating the ore body during the initial exploration of the deposit. Later surface trenching and mapping of the anomalies developed by the soil geochemistry identified the favorable exploration targets.

Ground magnetometer surveys performed in 1987, 1991 and 1992 were employed with limited success.  427 drill holes totaling over 262,000 feet were completed on the property by late 1992. This work was followed by the completion of environmental and engineering studies examining the feasibility of beginning commercial production from the deposit.

In 1991, Amax Gold Inc. (now Kinam Gold Inc. (“Kinam”), a subsidiary of Kinross) entered into a joint venture agreement with Teryl to explore the Gil property.  In 1992, Kinam acquired ownership of the Fort Knox property.  Kinross Gold Corporation acquired the property in 1998 as part of the merger with Amax Gold Inc., which involved stock exchange with Cyprus.

Construction of the Fort Knox mine and mill operations began in 1995 and were completed in 1997.  Commercial production at Fort Knox was achieved in March 1997,

and the property has operated continuously since start up.  Construction of the mine was completed at a capital cost of approximately $373 million, which included approximately $28 million of capitalized interest.

Fort Knox is mined as a conventional truck and shovel open pit mine. The deposit has yielded slightly less than 163 million tonnes (179.6 M tons) of ore containing 4.61 million ounces of gold since 1996.

After acquiring ownership of the True North property in 1999, Kinross completed pre-production capital expenditures, primarily permitting and the building of a haulage road to the Fort Knox mill.  Commercial production at True North was achieved on April 1, 2001, but is currently suspended.

In 2006, Kinross Gold began negotiations with the National Oceanographic and Atmospheric Administration (NOAA), the Bureau of Land Management (BLM), and the State of Alaska’s Trust Land Office (TLO) to acquire a section of land bordering the existing claim group on the western boundary of the existing Fort Knox pit.  Acquisition of the land package was completed on December 31, 2007, allowing for a Phase 7 pit expansion.

7.0                             GEOLOGICAL SETTING

The Fort Knox property is located in the Fairbanks mining district, a southwest–northeast trending belt of lode and placer gold deposits that comprise one of the largest gold producing areas in the state of Alaska.  The Fairbanks district is situated in the northwestern part of the Yukon–Tanana - Uplands.  The Yukon – Tanana terrane consists of a thick sequence of poly-metamorphic rocks that range from Precambrian to upper Paleozoic. The polymetamorphic protoliths were primarily sedimentary, volcanic, and volcanoclastic units, with only minor plutonic rocks. The region has undergone at least two periods of dynamo - thermal metamorphism, which included an early prograde amphibolite event, followed by a retrograde, greenschist facies event (Bundtzen, 1981). A more complex deformational history identifying four phases of penetrative tectonism has been suggested by Hall, 1985.

The Fairbanks Schist, which is Proterozoic to lower Paleozoic, is the dominant lithology in the district. It is composed of quartz-muscovite schist, muscovite-feldspar-quartz schist, micaceous quartzites, metaconglomerate, garnet - hornblende amphibolite, and marble, indicative of an emergent shelf environment.  The Cleary Sequence consisting of bimodal meta-rhyolite and meta-basalt with actinolite schist, chlorite schist, graphite schist, and impure marbles is intercalated with the Fairbanks Schist, indicating immature rift basins in the shelf environment. Geological work performed in 1996 has led to reassigning the meta-rhyolite in the Cleary Sequence to the Devonian Muskox Sequence and placing it in fault contact with the Fairbanks Schist. In the northern part of the district, metamorphosed rocks of the Chatanika terrane have been identified.  The sequence includes type C eclogites, impure marbles, amphibolites, calc-muscovite schist, garnet-muscovite schist, and muscovite schist, containing garnet, biotite, chlorite and graphite. The Chatanika unit in fault contact with the Fairbanks Schist is thought to be middle Paleozoic to Ordovician and may represent a telescoped, mature rift basin within the shelf environment. Amphibole from the Chatanika unit yielded an Ordovician K-Ar date (Robinson, 1990).  Figure 7-1 illustrates the location of the Kinross projects within this geologic setting.

Figure 7-3: Regional Geology

8.0                             DEPOSIT TYPE

The Fort Knox gold deposit is hosted by a granitic body that intruded the Fairbanks Schist.  The surface exposure of the intrusive body is approximately 1,100 meters in the east-west direction and 600 meters north-south.  Several late Cretaceous to early Tertiary intrusive bodies penetrate the Yukon–Tanana terrane (Blum, 1982). They range from ultramafic to felsic composition and are distinguished from older intrusive rocks by their lack of metamorphic textures.  The Fort Knox deposit is hosted by one of the west-northwest trending, late-Cretaceous granitic complexes.  The pluton is offset by two northeast structures, which display left-lateral strike slip movement. These structures, the Monte-Cristo Fault and Melba Fault, are regional in extent and offset the Gilmore Dome Pluton south of Fort Knox. The Fort Knox pluton is composed of a light gray, fine grained granodiorite, medium grained biotite granite, and coarse grained, biotite granite porphyry, which form blocky bedrock exposures. The diverse textural and chemical granitic varieties and sharp to gradational intrusive contacts suggest the Fort Knox pluton is a multi-phase intrusive. The local occurrences of orthoclase megacrysts, resorbed quartz phenocrysts, and quartz glomero-phenocrysts support that observation. Crenulated quartz layers (brain rock) and dendritic growths of quartz and potassium feldspar present in the Fort Knox pluton contacts help to evaluate intrusive paragenesis (Bakke, 1994).

The mineral deposits are generally situated in a northeast trending, structurally complex zone characterized by a series of folds, shear zones, high angle faults, and occasional low angle faults.  Northeast striking high angle faults influence the location of gold deposits.   The dominant structural zones in the Yukon-Tanana terrane are the north bounding Tintina Fault system and the south bounding Denali Fault system. Northeast trending faults and shear zones within the Yukon-Tanana terrane are related to movement along these major structures. The northeast structures, which display a strike-slip displacement, were important to the localization of gold mineralization.

9.0                             MINERALIZATION

The Fairbanks mining district is a celebrated placer gold camp with production in excess of 8.0 million ounces of gold since 1902. Although a significant mining district in terms of total production, it had only limited lode production until the discovery and development of the Fort Knox deposit in the late 1990’s. The discovery and development of the True North deposit (Figure 4-1) produced ore for the Fort Knox mill from 2001 to 2004, and further enhanced the lode production from the district.

Although the regional distribution of gold mineralization in the Fairbanks district is beyond the scope of this report, the area hosts gold in a variety of geologic settings, as follows:

•                  The Fort Knox deposit (the largest lode deposit in the district) is characterized by mineralization in quartz, quartz-sericite and quartz pegmatite veins, stock work zones, and mineralized shear zones;

•                  True North mineralization is hosted by complexly deformed, carbonaceous meta-sediments associated with quartz veins;

•                  The Ryan Lode deposit, gold occurs in and adjacent to large-scale shear zones;

•                  The Gil project, gold is hosted in skarns and quartz veins within the skarns;

•                  The Cleary Hill mine, gold occurs in quartz veins within the Fairbanks Schist.

9.1                               Fort Knox Deposit

The Fort Knox deposit is hosted entirely within the Fort Knox Pluton. The pluton is elongate and measures approximately 1100m east-west and 600m north-south.  Drilling has identified mineralization to the 400 level which marks the lowest extent of detailed information.   The contact with the Fairbanks schist is abrupt, and drilling indicates the pluton contacts plunge steeply to the east and moderately to the north, south, and west. The Fort Knox pluton has been subdivided into three mappable phases based on textural differences. Intrusion of the biotite-rich fine-grained granite was followed by a medium-grained porphyritic granite. The youngest intrusive phase is a coarse-grained, seriate porphyritic granite. A volumetrically minor, biotite-hornblende rich phase (mapped as “mafic”), that commonly displays a medium-grained texture is locally present as pendants near the schist-granite contact. Bakke (1995) provides whole-rock, trace element and a classification profile for the three main phases of granite.

Gold-bismuth-tellurium mineralization is restricted to the Fort Knox pluton and is strongly structurally controlled. Gold occurs within, and along margins of pegmatite veins, quartz veins and veinlets, within shear zones, and along fractures within the granite. The overall sulphide content is very low (< 0.1%) and the orebody is oxidized to the depths of the drilling.

The following is a description of vein types and associated alteration styles found at Fort Knox (Bakke and others, 1998).

1)              Pegmatite veins and veinlets:  Range in thickness from micro-scale to 8cm. Composed of clear to gray quartz, large K-spar megacrysts, and micaceous clots. Potassic alteration halos, rarely exceeding 1cm thick, consist of an assemblage of variable amounts of secondary biotite and K-spar overgrowths on primary K-spar within the granite matrix.

2)              Pegmatite veins similar to (1) above with alteration envelopes consisting of a variably developed phyllic (sericite + pyrite) assemblage.

3)              Quartz veins and veinlets (stockwork): Range in thickness from micro-scale to 15cm. These veins possess thin albitic alteration halos

4)              Quartz veins and veinlets similar to (3) above with phyllic alteration envelopes that range in thickness from 0.5-3cm.

5)              Low-temperature fracture coatings and chalcedonic veins and breccia:  Low temperature assemblage of zeolite + calcite + clay + chalcedony. Pervasive throughout the deposit in the form of fracture coatings and breccia zones. Argillic alteration halos as much as 7m in width are developed adjacent to the larger chalcedonic breccia zones.

Bakke (1995) and McCoy and others (1997) note the strong geochemical correlation of gold with bismuth and tellurium. Bismuth and tellurium mineral species that have been identified include: native bismuth, Bi; maldonite, AuBi; bismuthinite, Bi2S3; tellurobismutite, Bi2Te3; bismite, Bi2O3; tetradymite, Bi2Te2S; and eulytite, Bi4(SiO4)3. Other ore minerals that are found include trace to minor amounts of molybdenite and scheelite.

The major structural trend controlling vein orientation and mineralization is defined by southeast-northwest trending, moderately to shallowly southwest dipping shear zones. The shear zones are typically filled with granulated white quartz, and range in thickness from 0.3-1.5m. They possess mixed phyllic and argillic alteration assemblages and contain abundant iron oxide clay gouge along the margins. In the vicinity of the shear zones, vein density increases and vein orientations are predominantly parallel to the shear direction. Abundant, Thin, subsidiary shears, are abundant between, and especially adjacent to, major shears.  Figure 9-1 displays the local geology of the Fort Knox deposit. The plan shows the extent of the granite intrusive with distribution and orientation of the major shear zones.

Figure 9-1: Fort Knox Deposit – General Geology

6000 E
7000 E
8000 E
9000 E
10000 E
11000 E
12000 E
12000 N
11000 N
10000 N
9000 N
8000 N
Granite
Schist
Major ore controlling shears in blue.
Granite is shown in pink.
All other rock is schist.
Current as of 2.5.08.

10.0                      EXPLORATION

Although the Fairbanks district has produced over 8.0 million ounces since its discovery in 1902, most of the production has come from auriferous gravels, rather than lode deposits. Exploration for the lode sources of the placer deposits has been performed periodically since the discovery of the district with little success from these efforts, until the 1990’s.

Standard exploration procedures have been utilized at the Fort Knox project as follows:

•                  Reconnaissance and detailed geologic mapping on topographic maps or aerial photographs at scales that are suitable to display the details of observed geologic features. Geologic mapping on topographic base maps is normally done at a scale of 1 inch = 500 feet, and mapping that is done on aerial photographs is at a scale of 1 inch = 2,000 feet. This work is undertaken by employees of the Company or contract/consulting geologists;

•                  Soil and rock chip sampling to determine the presence of gold mineralization, or associated trace elements. These samples are regularly collected during the course of geologic mapping programs by either Company employees or contract geologists, under Company supervision;

•                  Soil anomalies were trenched to create exposures of bedrock. The trenches were cut with bulldozers owned and operated by contracting firms. The trenches were mapped and sampled in detail by either contract geologists or Company personnel;

•                  Drilling has been the principal exploration tool used by the Company. The two drilling methods used were diamond core and reverse circulation (RC).  Company personnel directed the work performed by the independent drilling contractors. Sampling of the drill holes was completed by drill contractor employees, under close supervision of Company or contract geologists;

•                  Geochemical and assay determinations for gold and associated elements are undertaken by independent commercial laboratories. The Company has utilized the services of three firms – ALS Chemex Laboratories, Bondar-Clegg (now owned by the ALS Chemex group), and Alaska Assay Laboratories. Prior to 2002, the assays for Fort Knox and True North were completed by Bondar-Clegg at their Vancouver, B.C. laboratory. The samples were dried, weighed, crushed, and pulped at the Bondar-Clegg preparation facility in Fairbanks. The duplicate assay and quality control procedures were performed by Chemex in Vancouver. From 2002 to 2005, all assaying was done by ALS Chemex at their Vancouver laboratory, although sample preparation was done at their facility in Fairbanks. In 2006 and 2007, primary assays were performed by Alaska Assay Laboratories.

Check assay work was performed by American Assay lab of Reno, Nevada from 2003 to 2004; at Alaska Assay Laboratories from late 2004 to 2005; and at the Vancouver laboratory of ALS Chemex in 2006 and 2007.

•                  Certain aspects of the process of mineral exploration and evaluation have varying degrees of precision. The Company employs methods that will determine the precision of the most critical elements, which are assaying and drill sample reliability. The sample QA/QC (quality assurance/quality control) program is both rigorous and effective. The quality control program is more fully described in Section 11.0 of this report. The Company also utilizes visual, logging, and weight measurement methods to determine if reverse circulation samples are representative of rock penetrated by drill holes.

Kinross’ regional exploration within the Fairbanks district totalled $1.4 million in 2006 and $4.4 million in 2007.

11.0    DRILLING

Drilling has been used by FGMI to define mineral deposits in the Fairbanks mining district. Diamond drilling and reverse circulation drilling were the two methods used at the Fort Knox project. The deposit has been defined by 751 drill holes (307 core holes and 444 reverse circulation holes totaling 492,663 feet), which have provided 98,651 nominal 1.52-meter (5 foot) long samples, 97,420 of which were assayed for gold.

Figure 11-1 displays the drill hole distribution at the Fort Knox deposit.

Figure 11-1: Drill Hole Location Plan – Fort Knox Deposit Area

Reverse circulation (RC) drilling is a specialized method of “rotary” drilling.  Drilling medium consisting of water, foam, drilling mud with additives, or air is circulated to the drill bit face on the outside of the drill rods.  The drill cuttings, which consist of pulverized rock mechanically ground by the drill bit, are collected through the inside of the rods. The reverse circulation method is an accepted technique commonly used in mineral exploration and development drilling programs. The reverse circulation holes completed by FGMI are normally 139.70 millimeters (5.50 inches) in diameter, but may range as high as 146.05 millimeters (5.75 inches) in diameter.

Diamond drilling or core drilling is the process of obtaining continuous cylindrical samples of rock from drill holes by means of annular shaped rock cutting bits rotated by a borehole-drilling machine. Core drilling is commonly used to collect undisturbed and continuous samples. It may also be used for pre-selected intervals of holes that are of particular interest. Core hole intervals can provide detailed, comprehensive samples for improved geologic description, geotechnical and rock strength tests, metallurgical tests, and density determination.

The Company has commonly drilled PQ3 diameter core holes (83.1 mm, or 3.270 inches) at the Fort Knox deposit since 1998.  Prior to 1998, core holes were PQ diameter (85.0 mm, or 3.345 inches in diameter).  Both PQ3 and PQ diameter core are used for exploration and evaluation of mineral deposits where a larger sample is more representative of coarse grained gold distribution. The two PQ core varieties are the preferred sample diameter at Fort Knox because of the local, coarse-grained nature of gold within the deposit.

Core and RC samples are collected from each drill hole and are geologically logged with detailed descriptions of rock types, alteration, mineral identification, and examination of structural features. Reverse circulation holes are sampled on regular 1.52-meter (5 foot) intervals for the entire length of the hole. Each core interval and RC sample is submitted to an independent assay laboratory for geochemical analysis. The resultant geochemical data along with the lithologic data is entered into the project database. This drill data is used to construct subsurface geologic maps, cross sections and solids, as well as depicting geologic contacts, interpretations of structural settings and the extent of alteration zones and intervals of mineralization. The “raw” data, as well as the geologic interpretations, are used to prepare estimates of mineral resources and mineral reserves that may be present.

Historically, the core from each diamond drill hole is photographed and the photographs are retained for future use. A representative “split” of all reverse circulation drill hole samples, collected at 1.52 meter (5 foot) intervals, are preserved in plastic “chip trays”. The trays are designed to hold 20 five-foot samples, and each sample has a weight of approximately 200 grams. The total core, from diamond drill holes, completed in the Fort Knox deposit was pulverized and submitted for assay.

Starting in 1997, angled core holes have been routinely surveyed down the hole with a Reflex EZ-Shot instrument. Although early core drill holes were not surveyed down the hole, readings from more recent drilling indicate that holes usually deviate 3o or less over 1,000 ft. of core length.  The FLEXIT SmartTool survey system was used during the 2005 drill season.  The system downloads multi-shot surveys from a down-hole tool to a data pad on the drill deck. The data pad containing the digital down-hole survey information is then loaded to a computer where the survey results are calculated.  In 2006, drilling reverted to using the Reflex EZ-Shot for downhole surveys and continued to utilize this system in 2007.

The Company employs a detailed program of weighing the RC and core samples to determine if the specimen is under weight, which might indicate loss of material in the sample interval. If individual 1.52-meter (5 foot) intervals have unusually high or low weights they could indicate sample contamination in a drill hole. The formula used in the Fort Knox deposit is as follows:

Percent sample recovery = (sample weight) (split fraction) (4.3633*(bit diameter) ^2)*100.

Mineralized intervals with a calculated recovery greater than 100 percent are evaluated. The anomalous hole is flagged and examined in cross-section. The drill hole is compared to adjacent holes, historical production and a decision is made to accept or reject the assay interval. Rejected samples are coded in the database and composite values are assigned a “-1” (no sample) in estimating mineral resources.

The mineralization and host rock at the Fort Knox deposit require that attention be given to RC samples, which penetrate the water table within the deposit. The method of drilling this part of the deposit has been validated by the results of mining.

The sample widths are generally significantly less than the true width of the ore zones.  The orientations of the ore-bearing structures are discussed in Section 9.1. Although the orientations of the ore zones and the drillholes are somewhat irregular, in the vast majority of cases the drillholes pierce the ore zones at a significant angle.

12.0    SAMPLING METHOD AND APPROACH

12.1    Reverse Circulation

The reverse circulation drill samples are collected every 1.52-meter (5 foot) by a geologist or helper at each drill site.  The data for each sample is recorded on a log sheet and entered into an Excel file.  A small portion of each sample is collected and preserved in plastic “chip” trays, (twenty 1.52 meter samples per tray) and retained for future use. Once the sample has been collected, it is placed in a pre-numbered, 45.72 by 60.96 centimeter (18 by 24 inches) 8-mil polyethylene bag. A sample tag is placed in each bag, which is then sealed with a wire tie. The samples are placed in bulk bags, with approximately 50 samples per bag and are picked up by staff from a commercial laboratory.

12.1.1    Reverse Circulation - Dry Samples

Drill cuttings are passed through a collection hose into a cyclone-type dust collector and are then manually split through a hopper-feed Gilson splitter. The split fraction of each sample is recorded on the log sheet.  Dry RC samples are not considered to be prone to contamination.

12.1.2    Reverse Circulation - Wet Samples

Cuttings are fed into a cyclone that deposits a stream of sample and drilling fluid into a splitter with a variable speed hydraulic motor that rotates a set of vanes controlling the volume of split sample. Prior to 2006, this split sample was fed into four 5-gallon buckets set in cascading series to collect and settle out the cuttings. A flocculent was added to the first bucket to aid in the settling of the sample. The samples were then permitted to settle.  Beginning in 2006, the split sample was fed into one, perforated and lined, 5-gallon bucket placed in a washtub to collect all of the overflow.  A flocculent was added to the bucket to aid in the settling of the sample.  All of the overflow material was washed back into the bucket to avoid any loss of material.  The single bucket procedure was utilized for the 2007 drill sample collection as well.  Wet RC samples are reviewed carefully for the possibility of down-hole contamination (see Section 14.1).

12.2    Core Samples

PQ (85.0 millimeter, or 3.345 inch) and PQ3 (83.1 millimeter, or 3.270 inch) diameter core holes were drilled at the Fort Knox deposit. Detailed log sheets prepared for core record lithology, mineral type, alteration, oxidation, color, vein percent, structure and vein orientations. Geotechnical data including RQD, core recovery, and fracture logs are also recorded. Hardness values ranging from R0 to R6 were documented beginning in 2005 and is ongoing.  The core is then photographed, logged, and sampled at 1.52-meter (5 foot) intervals.  MRDI (1991) indicated that diamond drill core has the potential to slightly understate the grade at Fort Knox.

12.3    Sample Composite Summary

Sample composites reflect the weighted average grade per hole over the bench height. Composite length can vary. Vertical holes show composite lengths of 9.1 m (30 feet = bench thickness) while inclined holes display longer composites, depending on their dip. Table 12-1 depicts the most important statistical parameters of the composite sample population, segregated by domains.

There are 15,721 composite samples of which 2,181 are in the schist and the remaining 13,540 in the combined domains of the intrusive (1677 in Domain 10, 5750 in Domain 20 and 6041 in Domain 30).

The reliability of the data is expressed by the coefficient of variance (CV = Standard deviation divided by the mean). The closer CV is to 1 the more dependable is the population of samples. CV is furthest away from 1 in the schist, indicating the highest variability of samples in this unit. Within the intrusive, Domain 20 has the lowest value, but the difference to the other intrusive domains (Domain 10 and 30) appears not to be of significance.

Composites are used to assign grade values to the block model.  Because of statistical and field observations the grade of the schist is modeled as missing and is therefore not included in reserve calculations.

Table 12-1: Composite Summary Table

Statistic	Schist	Domain 10	Domain 10	Domain 10	All Samples
No. Samples	2,181	1,677	5,750	6,041	15,721
No. Missing Samples	119	28	101	66	314
Min. (opt)	0.000	0.000	0.000	0.000	0.000
Max. (opt)	0.205	0.215	0.248	0.239	0.248
Mean. (opt)	0.003	0.015	0.020	0.016	0.016
Std. Deviation	0.010	0.020	0.025	0.022	0.022
C.V.	3.278	1.288	1.249	1.313	1.415

13.0    SAMPLE PREPARATION, ANALYSES AND SECURITY

Core and reverse circulation drill samples, which are the basis for all analytical determinations, are collected from the drill hole under the direct supervision of Company staff. The samples are labeled and placed in bags at the Company facility and prepared for transport to commercial laboratories for preparation and assay. Employees of the laboratory pick up drill samples at the Company facility. The RC cuttings are weighed, dried and reweighed. The sample is then crushed to minus 25.4 millimeters (1 inch) and a 1250-gram split is retained for air shipment to the analytical facility for assay. Once the 1250-gram split has been delivered to the laboratory it is pulverized to 80-mesh and passed through a riffle splitter to produce a 200 to 300 gram sample. This sample is then ring pulverized to minus 150-mesh, rolled, and a 50 gram sample is taken for gold determination by fire assay with an atomic absorption “finish”. For the majority of the drilling at Fort Knox, any assay exceeding 10.29 g/t Au would be re-assayed by fire assay with a gravimetric finish. The detection limit of these analytical methods is 0.001 oz Au/short ton from 1987 to 2002. The detection limit is 0.0003 oz Au/short ton from 2002 to present.

13.1    Quality Control, Quality Assurance

The objective of FGMI’s QA/QC Program is to ensure the accuracy and integrity of the data. FGMI submits samples to check assays as part of the company’s standard Quality Control, Quality Assurance Program (QA/QC). The QA/QC Program includes the submission of duplicates, blanks and standards at rates described in the following section.

13.2    Check Assays

From 1991 to 2005, to monitor the precision of the analytical process, FGMI had collected separate 1250-gram samples from every tenth sample collected. The even numbered samples, 20th, 40th, and 60th, were air freighted along with the regular samples to the primary lab. Every odd-numbered 10th, 30th, and 50th, sample was picked-up on a weekly basis by a secondary lab, pulverized, further split to 250 to 300 grams and assayed.  In addition, every 40th sample was re-assayed by the primary lab.

In 2006, the even numbered samples, 20th, 40th, 60th, etc., were pulverized by Alaska Assay Laboratories and then shipped to ALS Chemex for “secondary lab” check assaying.  Since a new primary lab was being used in the 2006 program, a more rigorous program of primary lab duplicate checks was instituted to monitor their performance.  Primary duplicates were selected randomly by the primary lab, and increased in frequency to an average of 1 duplicate per 7 samples.  The current verification practice for the primary lab is to re-assay the first and then every 20th sample in each job.

Assay results are received electronically from Chemex, American, and Bondar-Clegg (prior to 2002) and Alaska Assay labs. Final certified “hard” copies of the assay certificates are delivered later and retained in the Company’s files.

FGMI’s technical staff monitors the results on a regular basis. Any skewed results are investigated to determine the cause of the difference. The authors consider the results of the past operating year to be within acceptable error levels.

13.3    Blanks Program

FGMI also inserts blank or unmineralized samples into each sample shipment as part of the operation’s standard procedures. Returned sample rejects that assay below the detection limit (<0.0003) are submitted with the regular RC samples.  The frequency of blank insertion has varied from a minimum of one per hole; to as many as one blank every 100 feet or 20th sample, depending on the drill season.  The old and the new sample numbers are recorded on the log sheet for reference purposes.  Inclusion of blank samples in core drilling occurred from 1997 to present, and used either reject material from RC holes, or material from Browns Hill Quarry in North Pole, Alaska.

FGMI’s technical staff carefully monitors the results of the submitted blanks to check for possible contamination during the analytical process. Any skewed results are investigated to determine the cause and the set of samples will be re-run to clarify the assays. The authors consider the results of the past operating year to be within acceptable error levels.

13.4    Field Duplicates Program

Historically, FGMI has collected duplicate samples at random from the RC drill sample population.  These duplicates were collected from the reject portion of the sample splitter and are used to monitor sample analysis precision. The samples were bagged and tagged consistent with FGMI’s normal sample submission practices so that the duplicates are indistinguishable from the normal sample population. The FGMI technical staff carefully reviewed these duplicate samples. Any samples falling outside expected tolerance levels are reviewed to determine the cause of the discrepancy. The authors consider the results of the duplicate analyses for the previous operating years to be within acceptable error levels.

13.5    Standards

FGMI also submits known standards with the unknown drill samples. Pulp samples of known grade are submitted to the laboratory to monitor analytical precision.

From 2001 to 2005, standards were submitted at a rate of two standards per core hole, and every 100 feet for reverse circulation holes. These standards, representing different ranges of gold grades, were prepared from Bondar-Clegg samples that were collected from True North material.  The samples and their values are as follows:

TNA    0.000 opt Au

TNB    0.006 opt Au

TNC    0.019 opt Au

TND    0.058 opt Au

TNE    0.081 opt Au

TNG    0.190 opt Au

In 2006, five commercial standards were purchased for use with the ongoing drill program.  These standards were created and certified by Rocklabs Ltd., of Auckland, New Zealand.

The samples and their values are as follows:

RA    0.0302 opt Au

RB    0.0057 opt Au

RC    0.0538 opt Au

RD    0.0117 opt Au

RE    0.0699 opt Au

In 2007 additional Standards were purchased from GeoStats Pty Ltd, Australia with the following grades:

GA    0.0061 opt Au

GB    0.0120 opt Au

GC    0.0303 opt Au

GD    0.0513 opt Au

GE    0.0691 opt Au

Reverse circulation drilling inserts a standard at the first sample number ending in 11 and then every 20th sample afterwards (11, 31,51,71).

Core drilling inserts standards at samples ending in 1 and then every 20th sample afterwards (1, 21,41,61,81)

FGMI’s technical staff monitors the performance of the standard samples submitted for analysis to ensure that the results lie within acceptable tolerance levels. Recent sample performance indicates no significant areas of concern. The authors of this report have reviewed the preparation of and results of the standards used since 2001 and have found them to be within acceptable error levels.

13.6    Sample Security

Core and reverse circulation drill samples, which are the basis for all analytical determinations, are collected from the drill hole under the direct supervision of Company staff. The samples are labeled and placed in bags at the Company facility and prepared for transport to commercial laboratories for preparation and assay. Employees of the laboratory pick up drill samples at the Company facility. The qualified person is satisfied that the security of the samples is adequate.

14.0                      DATA VERIFICATION

All drill data, including collar locations, down-hole surveys, and data intervals are collated in Excel spreadsheets. Survey and log data are hand-entered into the spreadsheets, while assay data are downloaded in digital format from the assay lab then subsequently merged into the spreadsheets. Collar locations are initially recorded in the local grid by the GPS surveying system.  Collar locations and downhole surveys are also rigorously reviewed via manual verification methods for erroneous data by the technical staff of FGMI.  Following input of data into Excel spreadsheets, the data are output to a MineSight-ready ASCII file and subsequently imported into the MineSight software package. The resulting assay and survey files in the MineSight directory include:

Assay file is identified as knx011.07d and,

Survey file is named knx012.07d.

Gold grade and lithology data are entered into the “au1” and “lith” fields within the assay file.  The majority of the drillhole data has had a minimum of 10% double-entry checks performed for data validation purposes.

The processes of data verification as described above are acceptable due diligence routines to assure the reliability of the Fort Knox data set. The authors feel comfortable that the presented data reflect actual conditions of the in-situ situation.

14.1                        Drill Hole Data Rejection

Twelve RC holes displayed down-hole contamination when compared to adjacent holes, blast hole drilling, and their respective drill logs, and select intervals were rejected from the assay data set. Gold values for the rejected data were converted to -1 (as if missing). This process resulted in the rejection of 806 intervals. Prior to 2004, computer programs recording down hole “cyclicity” and  “decay”, as well as excessive sample weight, would be used as guides for geologists to reject suspect intervals as aberrant gold values.  As mining production has progressed and production blastholes have allowed for verification of the presence of gold, these rejected intervals have been reviewed and updated on an ongoing basis, resulting in some previously rejected intervals being restored for use in modeling.

15.0                      ADJACENT PROPERTIES

This region of Alaska has seen significant gold production but almost exclusively this production was derived from placer deposits. The Fort Knox mine is the first lode gold deposit to be developed in this region.  Therefore, adjacent properties are not deemed relevant for the purposes of this Technical Report.

16.0                      MINERAL PROCESSING AND METALLURGICAL TESTING

16.1                        Fort Knox Mill Facility

16.1.1              Milling Methods and Capacity

High grade ore from the Kinross Fort Knox deposit is processed at the Company’s CIP (carbon-in-pulp) mill located at the Fort Knox mine. True North (Figure 4-1) ore was processed at the mill from 2001 to 2004. The Fort Knox mill facility was constructed in 1995, the first doré produced in December 1996 and commercial production achieved in March 1997.

The Fort Knox mill has a daily capacity of between 33,658 to 45,359 tonnes (36,000 to 50,000 short tons) per day. The mill schedule for 2008 will process an average of 38,010 tonnes (41,900 short tons) per day.  Mill feed is first crushed to minus 20 centimetres (8 inches) in the primary gyratory crusher located near the Fort Knox pit and conveyed 800 metres (2,625 feet) to a coarse-ore stockpile located near the mill. The crushed material is conveyed to a semi-autogenous (SAG) mill, which operates in closed circuit with two ball mills and a bank of cyclones for sizing.  A portion of the cyclone underflow is screened and then directed to a gravity recovery circuit.

Correctly sized material flows into a high rate thickener and then into leach tanks where cyanide is used to dissolve the gold. Activated carbon is used in the CIP (carbon-in-pulp) circuit to adsorb the gold from the cyanide solution. Carbon particles loaded with gold are removed from the slurry by screening and are transferred to the gold recovery circuit where the gold is stripped from the carbon by a high temperature/pressure cyanide solution. Gold ions in the solution are then plated onto a cathode by electrowinning. The gold is then melted into doré bars for shipment to a refiner. Mill tailings are detoxified and sent into the tailings impoundment below the mill.

16.1.2              Mill Recovery – Fort Knox Deposit

Gold recoveries at the Fort Knox mill have historically ranged from 87 percent to more than 90 percent since production began in 1996. During 2001 to 2004 it was necessary to add lead nitrate and slightly increase the cyanide and lime concentrations to maintain mill recovery rates with some of the feed coming from True North.

The historical production at Fort Knox allows a gold grade to recovery relationship to be developed. Table 16-1 summarizes this relationship for the Fort Knox mine based on several years of production experience.  At the $550 per ounce A-ore, cutoff grade (0.0150 oz Au/short ton) the predicted recovery is 88.25 percent, while for the average grade for reserves scheduled to be milled (0.0225 oz Au/short ton) the predicted recovery is 89.36 percent.

Table 16-1: Grade Recovery Relationship - Fort Knox Mine

Grade oz/ton	0.010	0.015	0.020	0.025	0.030	0.035
Recovery	86.82%	88.25%	89.31%	90.16%	90.85%	91.5%

Grade oz/ton	0.040	0.045	0.050	0.055	0.060
Recovery	91.97%	92.43%	92.85%	93.23%	93.57%

16.1.3              Mill Recovery – True North Deposit

The True North mineral model has both a fire assay grade for in situ reserves and resources and a cyanide soluble (CN) grade for the estimation of recoverable gold. The cutoff grade and daily grade control are based on the cyanide soluble grade. A monthly comparison between the predicted CN grades in the mineralization model and the back-calculated head grade from the mill indicated that a 96 percent recovery factor is required to estimate the True North gold produced from 2001 to 2004.  True North ore is not currently being processed at Fort Knox.

16.2                        Fort Knox Heap Leach Facility

16.2.1              Heap Leach Methods and Capacity

The heap leach facility currently being constructed at Fort Knox includes a valley fill leach pad, carbon adsorption plant, piping, haul road construction, relocation of access roads, power lines, tailings, and water lines.  Run of mine ore is scheduled to be hauled from the pit and from existing stockpiles to the leach pad.  The pad design anticipates ore loading in 40-foot lifts, of which the top five feet will be minus 1 1/4 inch crushed ore, intended to insulate the drip emitters from freezing in colder months. The loading rate is expected to vary from around 30,000 tons per day of run of mine ore in the early years of the project, to roughly 50,000 tpd later in the project.  The heap leach pad is designed to be built in five stages, covering approximately 310 acres with a total capacity of 161 million tons.  The location of the heap leach pad is in the upper end of the Walter Creek drainage immediately upstream of the tailings storage facility (TSF).  The liner system currently designed for the Fort Knox heap leach pad consists of a triple liner in the pond area of the pad and a double liner for the remainder of the heap.

Leach solution is designed to flow through the run-of-mine ore into a 110 million-gallon in-heap storage reservoir.   The pregnant solution would be pumped at a rate of 8,000gal/minute (gpm) directly to a new carbon-in-column plant (CIC) located adjacent to the existing mill.  After the pregnant solution has been processed through the CIC plant, barren solution would be returned to the heap via a bank of five barren solution pumps.

Modifications to the existing crushing circuit have been carried out to produce the large quantities of overliner material and crushed material needed to protect the leach solution application system.  This project required some modifications to the inside of the mill building as well as the installation of two conveyors to transport crushed reject material to a truck load-out facility located adjacent to the main leach pad haulage road. Construction was completed in 2007.

16.2.2              Heap Leach Recovery – Fort Knox Deposit

Projected heap leach recoveries were based on laboratory testing of eight bulk samples which were representative of the material to be leached.  Gold recoveries from the ROM feeds ranged from 28% (samples 103A and 200A) to 93% (sample 205B).  Average gold recovery was 61.2% with an average of 224 days of leaching and rinsing.  Gold extraction was progressing from all eight feeds at a slow rate when leaching was terminated, though a longer leaching cycle would increase gold recoveries somewhat.  From this testwork, the following recovery relation was derived and used in mine planning:

Gold recovery at time t (days) = 0.65 - 1/ (0.03t + 1/0.65)

16.3                        Past Considerations

16.3.1              True North

The True North deposit is hosted in altered metamorphic rocks, and generally crushes and grinds at a more rapid rate than material from Fort Knox. Blending of True North and Fort Knox mineralization increased the throughput of the mill over feeding Fort Knox mineralization alone.

The True North mineralization locally contains concentrations of stibnite, which has the potential to decrease the pH, lower the dissolved oxygen content, and increase the consumption of cyanide. To offset the detrimental attributes of True North ore the feed rates were limited and additional mill reagents were added.

16.3.2              Fort Knox

Based on the varying hardness of the ore, crushing and grinding rates can change significantly within the deposit having a direct impact on mill throughput and ultimately unit costs. The mill tonnage rates are adjusted to reflect crushing properties based on where mining has been scheduled in the pit.

17.0                      MINERAL RESOURCE AND RESERVE ESTIMATES

The 2007 Mineral Resource and Reserve Estimates have been estimated using MineSight, a mine modeling software program developed by Mintec Inc.  Klaus Triebel, P.Geo., David Quandt and Chris Ekstrom, who are employees of FGMI, completed the estimates.  Mineral reserve estimates were reviewed by Kevin Morris, P.Eng., Director of Mining Services, Kinross Gold Corporation.

17.1                        Mineral Resource and Reserve Statement

The mineral reserve and resource estimates prepared by FGMI personnel have been completed with consideration given to title, taxation, marketing, political, mining, permitting, environmental and socio-economic issues, as well as the amenability of the mineralization to be processed by the mill at the Fort Knox mine. There are no adverse environmental or social issues that would affect the Company’s ability to develop the reserves on its properties, nor the resources above a mill cutoff grade.  Conversion of leach-grade resources into reserves was completed, as all the permits for heap leach were received on or before October 31, 2007.

Table 17-1 summarizes the Proven and Probable Mineral Reserves for the Fort Knox mine December 31, 2007. Mineral reserves are estimated using an assumed gold price of $550 US per ounce and are classified in accordance with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines.

Table 17-2 summarizes the Measured and Indicated Mineral Resources for the Fort Knox mine and area as of December 31, 2007. Mineral resources are estimated using a gold price of $625 US per ounce and are also classified according to the CIM Standards. Mineral resources as stated are exclusive of mineral reserves.

Table 17-1: Mineral Reserve Summary as of December 31, 2007

	Proven		Probable		Proven and Probable
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Source	(,000)	(g/t)	(,000)	(g/t)	(,000)	(g/t)
Mine	31,498	0.69	104,098	0.59	135,596	0.61
Stockpile	105,319	0.35			105,319	0.35
TOTAL	136,817	0.43	104,098	0.59	240,915	0.50

Table 17-2: Mineral Resource Summary as of December 31, 2007

	Measured		Indicated		Measured & Indicated
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Deposit	(,000)	(g/t)	(,000)	(g/t)	(,000)	(g/t)
Gil (80%)			2,838	1.03	2,838	1.03
True North			3,646	1.49	3,646	1.49
Fort Knox	2,664	0.67	26,643	0.59	29,307	0.60
Fort Knox Area	2,664	0.67	33,127	0.73	35,791	0.72

The Fort Knox area also hosts an Inferred Mineral Resource of 2.128 million tonnes averaging 0.55 g/tonne Au at the same $625 US per ounce gold price.  The majority (2.108 million tonnes) of this material is contained at the Fort Knox deposit.

17.2                        Fort Knox Deposit - Modeling Methodology

17.2.1              Overview

A 2007 resource model for the Fort Knox project was built with Mintec’s MineSight modeling and mine planning software. Grades are projected from composited drill hole data (grade and other parameters are averaged over a certain set length from the original drill hole assays) into a 3-dimensional matrix of blocks that are sized appropriately for the mining methods in current use. Additional drilling from 2007 improved confidence levels in zones of formerly low drill density. Reconciliation incorporating blast hole data from nine years of mining with the current exploration drill program established the rejection of contaminated drill holes from the current model.

17.2.2              Survey Data

Pre-mine topography is based on airborne photogrammetric elevation data contoured at 1.52 meter (5 foot) intervals. The coordinate system at the mine is a local grid modified from State Plane coordinates. Mining progress is constantly updated by survey traverses of bench toes using a backpack GPS (global positioning system) system and periodically updated using airborne photogrammetric methods. The airborne topography was completed in August 1998 by AeroMap U.S, of Anchorage, Alaska, and updated in April 2003, 2005 and May of 2007.

17.2.3              Assay Grade Capping

Original gold assays are capped at 0.50 oz Au/short ton (17.14 g/tonne), which displays a shift in the lognormal distribution of the database.  Two hundred eighty-three intervals were capped at 0.50 ounce per ton, representing 1.06% of all assay data above the 0.0125 ounce gold per short ton (.43 g/tonne) cutoff grade. These data are capped directly in the MineSight database file knx011.07d.

Figures 17-1 and 17-2 display the univariate statistics of the uncapped and capped assay data respectively for the Fort Knox deposit, excluding rejected data.

17.2.4              Drill hole Compositing

Grade-capped assay intervals were combined into 30-foot bench composites stored at the mid-point as “AU1” items in the knx009.07d composite file.  Rejected assay intervals were excluded from the compositing.

Figure 17-3 presents the 2006 histogram frequency plot and statistics for the bench composite data for the Fort Knox deposit.

Composites were assigned a code corresponding to one of the four defined lithologic domains (see section 16.2.6).  A composite was given the code corresponding to a domain if more than half of its length fell within that domain.

Figure 17-1: Histogram – 5ft Uncapped Exploration Data used in 2007 Modeling

Figure 17-2: Histogram – 5ft Capped Exploration Data used in 2007 Modeling

Figure 17-3: Fort Knox Mine – Composite Sample Statistics

17.2.5              Block Model

The 2007 Fort Knox mineral block model is based on a block size of 50 feet x 50 feet x 30 feet (x, y, z), which is appropriately sized for the mining equipment and methods utilized at the Fort Knox mine. The dimensions of the block matrix are: 5,000 to 13,400 feet East (168 columns), 6,400 to 13,200 feet North (136 rows), and 400 to 2,470 feet in elevation (69 levels).

The December 2007 pit topography is stored in the model as a “topo%” item. It is assigned to the model from a MineSight file type-13 gridded surface model stored as a “topog” item. The original pre-mine topography is stored as a “topo” item. The MineSight gridded surface file 13 is created from a triangulated surface.

The following is a list of the important field items in the 2007 Reserve model file named knx015.07d:

•	AUID	ID2 interpolated gold grade using AU1 composite item

•	AUPP	AUID with inferred blocks assigned missing values

•	DIST	Distance to nearest composite

•	DOMI	Domain identifier (10=west pit, 20=mid pit, 30=east pit, 4=granite/schist contact)

•	MCOST	Mining cost of block in $/ton

•	NCMPS	Number of composites used to estimate block grade

•	NHOLE	Number of drill holes used to estimate block

•	MII	Classification (1=Measured, 2=Indicated, 3=Inferred)

•	RECOV	Mill metallurgical recovery as a percentage

•	TOPO%	Percentage of block below Dec 2006 mining topography

•	VAL2	Net block value

17.2.6              Lithology

Lithology plays an important role in the distribution of mineralization at Fort Knox.  Most of the mineralization above the cutoff grade is confined to the granitic Fort Knox stock that has been subdivided into fine-grained granodiorite, medium granite and coarse-grained granite porphyry. The granodiorite, granite, granite porphyry subdivisions were not used in the current, knx015.07d model.

The gold mineralization is hosted by quartz-sericite filled fractures and veins within northwest striking and southwest dipping shear packages. The quartz-filled structures form three gradational northwest striking zones in the Fort Knox deposit. The mineralized structures have variable trends which average 131 degrees, -63 degree dip; 135 degrees, -32 degree dip; and 147 degrees, -62 degree dip, in the west pit, middle pit and east pit, respectively.  These three structural domains were digitized; triangulated and subsequent solid geometry features were developed. The west, middle, and east structural domains were assigned “material types” 10, 20, and 30, respectively. The solid geometry features were then loaded to the knx009.07d composite file using the “spear”

tab in the MineSight drill hole view properties.  The solids were loaded to the “DOMI” item in the composite file and coded as 10, 20, and 30.

In the schist, gold mineralization appears to consist of narrow extensions of mineralized structures that transect the granite. In order to constrain grade interpolation between granite and schist, a solid was constructed from pre-existing sectional interpretations of the schist lithology. The subsequent schist solid was loaded to the knx009.07d composite and coded as 4 in the “DOMI” item.

17.2.7              Domains

The west, middle, east, and schist domains described in the Lithology section above were developed to reflect orientations of gold-bearing veins observed in exploration and blast-hole data across the deposit.  These domain solids were loaded to the composite file as described above, then assigned to the “DOMI” item in the knx015.07d block model as a block limiting item in the interpolation. The block search parameters, ellipsoidal search distances and orientations are adjusted for each of the four domains. The domain boundaries were “soft” between the various granite domains, meaning that composites from one domain were allowed to interpolate blocks in other granite domains.  However, the domain boundaries between the schist and the various granite domains were “hard” boundaries, so composites coded as schist were not used in interpolating blocks coded as granite, and vice-versa.

17.2.8              Variography

Variograms were developed, using the variography program (SAGE2001), for the west, middle and east domains to develop kriging and search parameters.  The variography consists of directional correlograms created using nested spherical models for each of the domains, calculated from blast hole data. The variogram parameters, applied to the krige models, were derived from structural orientations and helped determine the ellipsoidal search parameters used in the final ID(2) model that define the current mineral reserve and resource estimates contained in this report.  Tables 17-3 presents the variogram parameters.

17.2.9              Interpolation Methodology

The “07d” block model was interpolated from MineSight Compass Multi-Run “06b IDW” developed in 2006. Gold grade is projected into model blocks from 30-foot bench composites with a series of interpolation runs using an ID(2) algorithm. In the first set of interpolations, the granitic host is modeled in the west, middle and east domains. Gold is interpolated with 250x150x75-foot search radii for the granitic host in the west, middle, and east domains and 200x200x200 for the schist domain. In the second pass, which overwrites the first pass, gold is interpolated with 150x100x75-foot search radii for the granitic host in the west, middle, and east domains and 110x110x110-foot search radii for the schist domain. The domains were assigned “soft boundaries” between the granite domains, allowing interpolation across the domain borders. However, the schist-granite domain boundaries were “hard”, and so composites in the granite were not used in interpolation of schist blocks, and vice-versa. The number of composites for a block is a minimum of 3 and maximum of 8. The maximum number of composites per hole is 4.  The maximum 3-D search distance for composites greater than or equal to 0.300 ounce per ton gold was set at 25 feet.

Schist blocks had their gold grades assigned a zero value.  Operational experience has shown that the very small zones of mineralized schist are difficult to identify during ore control.  Therefore, it was considered appropriate to discard from the estimate any ore contained in the schist, which represented approximately 1% of the total ore.

Drilling in 2007 added 41 holes to the 2007 “07d” model bringing the total number of holes to 751 versus the 710 utilized in the 2006 “06b” model. The search parameters and variography generated for the 06b were utilized for the 07d model.  Figure 17-4 presents the 2006 histogram frequency plot and statistical summary of the interpolated block model grades for item “AUID” in the “07d” model.

17.2.10       Search Parameters

FGMI geologists and resource modelers established the ellipsoidal search directions based on blast hole and structural data in December 2004. The ellipsoidal search distances used in composite selection for the interpolation are based on blast hole variography established in April 2004.  The search parameter radii restrict the extrapolation of mineralization in areas of wide spaced drilling. As described in the Lithology, Domains, and Interpolation sections above, gold is interpolated with 250x150x75-foot search radii for the granitic host in west, middle, and east structural domains. Gold is interpolated with 200x200x200-foot search radii for the schist lithology domain. In the second pass, which overwrites the first pass interpolation, gold is interpolated with 150x100x75-foot search radii for the granitic host in west, middle, and east structural domains and with 110x110x110-foot search radii for the schist lithology domain.  Despite the differences in variography ranges in the three granitic-structural domains, identical major, semi-major, and minor axis search distances are being used; only their orientations differ from domain to domain.  However, local comparisons of the resource and reserve model with the blast hole model using variable search radii shows that the current search radii display a good fit to the data.

17.2.11       Specific Gravity - Tonnage Factors

The dry tonnage factor used at Fort Knox is a global 12.5 ft3/ton and is based on analyses of samples using 25 immersion tests (FGMI), 33 tests without immersion (Golder Associates Inc. 1995), 99 pycnometer tests (Bondar-Clegg), and one volumetric determination of a bulk sample supplied by FGMI.

17.2.12       Dilution

Although dilution was not added directly to the modeling as a percentage, it was indirectly incorporated into the modeling by use of appropriate interpolation parameters.  These parameters were selected so that the modeled ore was a reasonable fit to the actual A-ore and B-ore production to date (see Table 17-5).

Table 17- 3: Variogram Parameters

First-Pass Search Parameters

Domain	West	Middle	East	Schist
Search Ellipse
Ellipse major	250	250	250	200
Ellipse minor	150	150	150	200
Ellipse vertical	75	75	75	200
Major Azimuth	131	135	147	0
Plunge at Major Azimuth	0	0	0	0
Dip at Major Azimuth	-63	-32	-62	0
Max. dist to nearest hole	250	250	250	200
Min. # composites	3	3	3	3
Max. # composites	8	8	8	8
Max. # comps/hole	4	4	4	4
Variogram
Range: 1st Var major	16.0	24.5	39.8	20.6
Range: 1st Var minor	32.5	26	63	21.9
Range: 1st Var vertical	56.4	31	24.9	24
Direction Major Axis	46	-22	-21	40
Plunge Major Axis	-15	16	19	24
Dip	-2	26	58	12
Range: 2nd Var major	506	583.3	394.5	150.7
Range: 2nd Var minor	226.4	662.4	280.7	408.9
Range: 2nd Var vertical	117.3	138.9	893.3	200.3
Direction Major Axis	-29	-21	18	-38
Plunge Major Axis	26	19	46	0
Dip	55	58	-65	-24
Nugget	0.417	0.350	0.540	0.500
Sill 1st structure	0.452	0.503	0.364	0.429
Sill 2nd structure	0.131	0.147	0.096	0.071

2nd-Pass Search Parameters

Domain	West	Middle	East	Schist
Search Ellipse
Ellipse major	150	150	150	110
Ellipse minor	100	100	100	110
Ellipse vertical	75	75	75	110
Major Azimuth	131	135	147	0
Plunge at Major Azimuth	0	0	0	0
Dip at Major Azimuth	-63	-32	-62	0
Max. dist to nearest hole	150	150	150	110
Min. # composites	3	3	3	3
Max. # composites	8	8	8	8
Max. # comps/hole	4	4	4	4
Variogram
Range: 1st Var major	16.0	24.5	39.8	20.6
Range: 1st Var minor	32.5	26	63	21.9
Range: 1st Var vertical	56.4	31	24.9	24
Direction Major Axis	46	-22	-21	40
Plunge Major Axis	-15	16	19	24
Dip	-2	26	58	12
Range: 2nd Var major	506	583.3	394.5	150.7
Range: 2nd Var minor	226.4	662.4	280.7	408.9
Range: 2nd Var vertical	117.3	138.9	893.3	200.3
Direction Major Axis	-29	-21	18	-38
Plunge Major Axis	26	19	46	0
Dip	55	58	-65	-24
Nugget	0.417	0.350	0.540	0.500
Sill 1st structure	0.452	0.503	0.364	0.429
Sill 2nd structure	0.131	0.147	0.096	0.071

17.2.13       Metallurgical Recovery

Metallurgical recovery is calculated for each model block and is based on a grade-recovery curve discussed in Section 16, Table 16-1. The following formula is applied to determine the recovery for ore sent to the mill:

Recovery % = (0.0411 * LN (Grade + 0.002) + 1.046) * 100

The following formula is applied to determine the recovery for ore sent to the heap leach pad:

Gold recovery at time t (days) = 0.65 - 1/ (0.03t + 1/0.65)

17.2.14       Model Checks

The interpolated gold grades in the block model are checked in detail against both exploration and blasthole production drilling on both plan and sectional views using the MineSight software visualization tools. This checking has led to refinements of interpolation parameters to obtain a better fit with grade patterns in drilling data. The model and production reconciliation is also discussed in Section 17.4.

17.2.15       Resource and Reserve Classification

Measured, Indicated, Inferred Resources

All model blocks with interpolated grade are assigned a confidence category identifier. The “anisotropically adjusted” distance to the nearest hole, number of composites and number of holes is stored during the interpolation using anisotropic ratios corresponding to the search ellipsoids.  Only one drill hole was required to interpolate a block, and therefore, the variables used to distinguish potential “Measured” blocks from “Indicated” block were the anisotropically adjusted distance to the nearest drill hole, and the number of holes in the interpolation. The variable used to distinguish potential “Indicated” blocks from “Inferred” blocks was the anisotropically adjusted distance to the nearest drill hole. Resources are also limited by gold price and are exclusive of reserves.  Distance requirements to the nearest sample for each domain are listed in Table 17-4.

Table 17-4: Classification Parameter Criteria

Category	West	Middle	East	# Holes
Measured	100 ft.	100 ft.	100 ft.	3
Indicated	200 ft.	200 ft.	200 ft.	1
Inferred	250 ft.	250 ft.	250 ft.	1

Proven and Probable Reserves

All “Measured” and “Indicated” blocks, using an economic cutoff based on $550 Au, and contained within the $ 525 ultimate pit design, are converted to “Proven” and “Probable” reserves, respectively.

17.3                        Pit Optimization

Because each block in the model has a unique recovery, pit optimizations are based upon a net dollar value rather than simply block grade. The steps to calculate the net value in the block model are as follows:

•                  Mining cost is variable by depth and is applied to each block in the field MCOST;

•                  Revenue is calculated for all “Measured” and “Indicated” blocks and is set in the block model item REVT. REVT = (gold grade * tons * (recov/100) * gold price) - (ore costs * tons);

•                  If REVT is positive, it is assumed the block will be processed and MCOST is subtracted from REVT. VAL2 = REVT – MCOST;

•                  If REVT is negative, the block is assumed to be waste and is assigned just the negative mining cost. VAL2 = MCOST * -1;

•                  All other blocks including “Inferred” and waste blocks are assigned the negative mining cost.  VAL2 = MCOST * -1.

Mining costs (MCOST) are variable between $1.10 and $1.44 based on increased pit depth and haul length from the pit rim. The “ore” costs include: milling - $4.118/ton, leach operating costs - $0.98/ton, leach incremental capital - $0.20/ton, G&A taxes etc - $57.31 /oz for mill ore and $20/oz for leach ore.

Pit optimization slope angles are based on inter-ramp angles from studies by two firms Golder Associates and Call & Nicholas, Inc.  Due to the “flat bottom” and central geometry of the Fort Knox orebody allowing for unique ramp access opportunities, overall slopes in the pit optimization were not flattened beyond inter-ramp angles. A complex slope model was developed utilizing the location of the granite-schist contact. Slopes used in the schist were 37º on the south wall, 42º in the southwest corner, 40º on the north and northwest walls, and 45º on the east wall.  Slopes in the underlying granite were set at 45º. The 37º and 45º angles on the south wall schist and granite, respectively, are not an exact match to the design strategy suggested by Call & Nicholas; however, this would not influence the pit optimization, since the south wall was constrained by practical mining pushback limitations.

Previous years’ optimizations were limited by NOAA’s land holdings on the west side of the pit.  Negotiations with NOAA to obtain a westward extension of FGMI’s land holdings were completed in 2007 allowing the inclusion of additional material as mineral reserve and mineral resource.

Using the MineSight software package, a Lerchs-Grossmann pit optimization was run at $550 gold price using no discount rate.  A check was performed by Kinross Technical Services using Whittle software and methodology, and the pit shell with the optimal NPV was found to vary in total tonnage from the $550 MineSight pit by less than 1.7%.   A final pit was then designed using the optimized pit outline as a guide, and closely follows the $525 per ounce pit optimization on the north and east sides.  A very large variance exists between the optimization and the pit design, due to size limitations of practical pushbacks on the southeast and east sides, and land position restrictions on the west side.

17.4                        Production Reconciliation

The current mineral model for Fort Knox was reconciled to actual mining to provide an indication as to how well the current resource and reserve model predicts the tonnage and grade of the mineralization. Table 17-5 displays the reconciliation of the A-ore model

(predicted) to A-ore mined (actual) at the Fort Knox Mine for the 2007 operating year. The reconciliation is based on grade control data using 0.0150 opt Au and 0.0125 opt Au cutoffs for A-ore and B-ore, respectively.

Table 17-5: Ore Reconciliation for 2007

	A-Ore			B-Ore			Total Mill Ore
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
Source Model	(‘000’s)	(g/t)	(oz)	(‘000’s)	(g/t)	(oz)	(‘000’s)	(g/t)	(oz)
Resource	9,607	0.98	303,087	2,224	0.46	32,680	11,831	0.88	335,767
Ore Control	10,169	1.06	345,770	1,951	0.49	30,591	12,119	0.97	376,361
% Difference	5.9%	7.8%	14.1%	-12.3%	6.7%	-6.4%	2.4%	9.4%	12.1%

The reconciliation showed that the mineral model estimated total ore tones, grade and ounces to be less (2.4%, 9.4% and 12.1% respectively) than the ore control model revealed. Over the two-year period consisting of 2006 and 2007 (not depicted), the mineral model underestimated total ounces by 4.7%.

The qualified person has no knowledge of any environmental, permitting, legal, ownership, taxation, political or other relevant issue that would materially affect the current mineral resource and mineral reserve estimates.

18.0                      OTHER RELEVANT DATA AND INFORMATION

There is no other data or information relevant to the project that is not covered in other sections of this report.

19.0                      INTERPRETATIONS AND CONCLUSIONS

The Mineral Resource and Reserve Estimates for the Fort Knox mine have been prepared under the supervision of R. Henderson, Vice President of Technical Services.

The authors are satisfied the data used in the estimation of Mineral Resources and Reserves is free of gross errors and omissions and is of suitable quality and sufficient quantity to use in estimating resources and reserves for the Fort Knox deposits.

The economic analysis and cash flow forecast is positive, demonstrating that the mineral reserves are economic.  The authors are not aware of any issues that have not been otherwise disclosed in this Report, which would materially affect the current estimate of the mineral reserves for the Fort Knox mine.

20.0                      RECOMMENDATIONS

The Fort Knox mine is a producing gold mine for Kinross Gold Corporation.  The recommendation for successive work phases is not required.

21.0                      REFERENCES

Bakke, A., 1994, The Fort Knox ‘Porphyry Gold Deposit- Structurally controlled stockwork and shear quartz vein, sulphide-poor mineralization hosted by a Late Cretaceous Pluton, East Central Alaska, Canadian Institute of Mining Special Volume 46.

Bakke, A., Morrell, B., and Odden J. (1998), The Fort Knox porphyry gold deposit, east-central Alaska: An overview and update. Porphyry and Hydrothermal Copper and Gold Deposits. Australian Mineral Foundation Conference Proceedings November, 1998. p. 89-98.Blum, J.D., 1982: The Petrology, Geochemistry, and Isotope Geochronology of the Gilmore Dome and San Pedro Dome Plutons, Fairbanks District, Alaska, Unpublished M.S. Thesis, University of Alaska Fairbanks pp1-107.

Bundtzen, T.K., 1981: The Geology and Mineral Deposits of the Kantishna Hills, Mt. McKinley Quadrangle, Alaska, Unpublished M.S. Thesis, University of Alaska Fairbanks, pp1-237.

Call & Nicholas, Inc, 2005, Fort Knox and Gil Mines – Site Visit and Slope Stability Review.

Ekstrom, C., Jan. 2007: 2006 Fort Knox Dump Evaluation Summary, Internal Memo, pp1-3.

Fairbanks Gold Mining, Inc, and Kinross Gold USA, 2007, Fort Knox Mine Walter Creek Heap Leach Project: Project Feasibility Evaluation, pp1-82.

Golder Associates, Inc., 1995 (c): Pit Slope Stability Investigation, Fort Knox Project;

Golder Associates, Inc., 2002 (a): Pit Slope Stability Study, Proposed 715 Pushback, Fort Knox Project;

Golder Associates, Inc., 2002 (b): Review of North Wall Failures, January, 2002 site visit to Fort Knox Mine;

Golder Associates, Inc., 2002 (c): Slope Design and Controlled Blasting Criteria, Granite Slopes in the Fort Knox Pit;

Golder Associates, Inc., 2000: True North Waste Dump Site Investigation and slope Stability Evaluations.

Golder Associates, Inc., Scoping -Level Pit Slope Study, True North Project Hall, M.H., 1985: Structural Geology of the Fairbanks Mining District, Central Alaska, Unpublished M.S. Thesis, University of Alaska Fairbanks pp1-68.

Hansen, Erik, 2008: Mother of All Lists, 10th edition pp. 1-99.

Heiner, L.A. and Wolff, E.N., 1968, Final Report Mineral Resources of Northern Alaska: Mineral Industry Research Laboratory No. 16, University of Alaska.

Henderson, Rob, 2006, Fort Knox Heap Leach Recovery, internal memo.

Metz, Paul A., 1991: Metallogeny of the Fairbanks Mining District, Alaska and Adjacent Areas.

Mineral Industry Research Laboratory, School of Mineral Engineering, University of Alaska Fairbanks, MIRL Report No. 90;

Mineral Resources Development, Inc., 1991 (a): Fort Knox Gold Project Fairbanks, Alaska; Reserve Study, Volume 1;

Mineral Resources Development, Inc., 1991 (b): Fort Knox Gold Project Fairbanks, Alaska; Reserve Update;

Mineral Resources Development, Inc., 1992: Fort Knox Gold Project, Alaska 1992 Reserve Update;

Mineral Resources Development, Inc., 1998: Reserve Update, Fort Knox Project;

Mineral Resource Development, Inc., 2001: 2001 Resource Model Review, True North Project.

Morrison, D. and Cicchini, P, 2005: Fort Knox and Gil Mines Site Visit and Slope Stability Review, Call & Nicholas, Inc.

Murphy, John M. and Bakke, Arne, 1993, Low-temperature thermal history of the Gilmore Dome area, Fairbanks Mining District, Alaska, Canadian Journal of Earth Sciences, pp.764-768.

Robinson, M.S., Smith, T.E., and Metz, P.A. 1990: Bedrock Geology of the Fairbanks Mining District, Alaska Division of Geological and Geophysical Surveys, Professional Report 106.

22.0                                  DATE AND SIGNATURE PAGE

The undersigned prepared this Technical report, titled NI-43-101 Technical Report for the Fort Knox Mine, dated 31 March 2008.  The format and content of the report are intended to conform to Form 43-101F1 of the National Instrument (NI 43-101) of the Canadian Securities Administrators.

Signed and Sealed

Robert D. Henderson	31 March 2008

23.0                      ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION PROPERTIES

23.1                        Fort Knox Mining Operations

The Fort Knox mine includes the main Fort Knox open pit mine, mill, heap leach and tailings storage facility. The mine production rate in 2007 varied between 110,000 and 146,000 tonnes (121,000 to 161,000 short tons) per day of total material, averaging 126,400 tonnes per day in 2007 (139,400 short tons).  Open pit mining is carried out on a year round basis, seven days a week. Standard drilling and blasting techniques are used, and the blast holes are sampled and assayed for production grade control purposes. Broken rock is loaded with a shovel or a wheel loader into haul trucks. Depending on the grade control results, the mined material is delivered to either the primary crusher, low-grade stockpiles, or to waste rock dumps.

23.1.1              Mine Equipment

The following major mining equipment is budgeted for use at Fort Knox in 2008:

•                  6 Blast hole drills;

•                  9 Caterpillar 785 haul trucks (150 short ton capacity)

•                  8 Caterpillar 789 haul trucks (190 short ton capacity)

•                  6 Caterpillar 793 haul truck (240 short ton capacity)

•                  2 Hitachi EX 3600 shovels

•                  1 Hitachi EX 5500 shovel

•                  1 Caterpillar 994 loader

•                  1 Caterpillar 992 loader

•                  3 Caterpillar D10 dozers

•                  2 Caterpillar 834B rubber-tired dozers

•                  3 Caterpillar graders (1 x 16G, 2 x 16H)

•                  2 Water trucks

Other equipment includes: assorted support equipment and facilities, truck shop, wash bay, fueling facilities and site office.

23.1.2              Mine Life Plan

FGMI’s Technical Department updates a detailed Life of Mine Plan (LMP) based on the available reserves and utilizing the available mining fleet. Truck productivity predictions (TPH and Cycle times) are adjusted to reflect production experience. The proposed haulage profiles are determined for each bench and pit phase, plus the four possible destinations (crusher, leach pad, low grade stockpile, and waste dumps). Using this data, the truck hours required to move the scheduled tonnage are limited to the actual producing truck hours from the mine fleet (after availability and utilization).

Production scheduling is driven by:

•                  Mill feed requirements and leach feed capacities;

•                  Stripping requirements for Phase-6 and Phase 7;

•                  Loading rates constraints, where only one shovel or loader can operate;

•                  Haulage limits determined by the size and number of trucks and their productivity.

The LMP uses the following pit design criteria:

•                  30 foot benches;

•                  Single benching;

•                  Variable Slope angles based on studies by Golder Associates, and Call & Nicholas Inc.;

•                  120-foot wide haul roads typically 8 percent grade, with some 10 percent segments near the bottom of the pit design;

•                  All designs utilized toe and crest contours.

The ultimate pit was designed from a US $525 per ounce pit optimization, which was limited by practical pushback size limitations on the south side.

On the south wall, the zone of alteration 2-3 benches above and below the schist-granite contact has been identified as a zone that requires more conservative slopes.  In these areas, design includes slope angles as low as 32°, as well as 90 ft stepout berms up to 130 ft above the contact.  General design guidelines were documented by geotechnical consultants Call & Nicholas (“CNI”) in October 2006, and FGMI technical staff have worked closely with CNI in areas that require local design exceptions.

23.1.3              Other Considerations

In 1996, a 1.3 million short ton slope failure developed in the central south wall above the granite-schist contact. The slide was stabilized with mining set backs at the toe of the failure. Golder Associates Inc. was not able to develop a predictive slope stability model, because of the complex structure in the area, so a range of potential slopes was recommended.  At a design angle of 28º Golder predicted little chance of failure and, at a design angle 35º, a high chance of failure was predicted.  In 2005 Call and Nicholas Inc. was retained to develop a recommendation for the slope failure area, with continuing work resulting in design parameters described briefly in the section above. Ground water was believed to be a contributing factor to the failure, and a dewatering program is in place.

The dewatering department drilled two dewatering wells in 2007.  The wells target water in advancing areas of mining.  There are a total of twenty-one groundwater dewatering wells, with a potential pumping capacity of 1,470 gallons per minute (gpm). Eighteen of the wells were active in and around the pit, as well as one well north of the pit, near the causeway. The average annual pumping rate for wells in the pit area was 355 gpm, with an additional 650 gpm from the well north of the pit, for a total average dewatering rate of approximately 1005 gpm for 2007.  The total pumping rate shows a 35% decrease in production when compared to 2006’s dewatering rate of 546 gpm. Mining activities in 2007 were concentrated in the Phase 6 portion of the pit resulting in a loss of access to the bottom of the pit for extended periods of time.  Low water levels in the Fish Creek causeway wells north of the pit resulted in shutting down one of the wells and operating the second at the static influx rate.

Haul road access to Phase-6 will be from the northern end. With the expansion of the Phase 6 design to the north, the mine plan requires the subdivision of Phase 6 into north and south mining areas to balance the strip ratio.  The first significant mill-grade ore will be reached on north Phase 6 on the 1360 bench in the second half of 2008.  To reach the 1360 bench on the north side, roughly 13.2Mt of waste and 1Mt of leach ore will be stripped at an average rate of 44,000 tonnes per day.  Fully sustainable mill feed from the north side of Phase 6 is expected by the 1240 bench.

Due to the lowering of the economic cutoff grade by heap leach economics, certain material that had been hauled to waste dumps in the past has been reclassified as Stockpile reserves.  Blasthole modeling indicates that the granite waste in the Barnes Creek and Fish Creek waste dumps grades 0.309g/t.  In 2006, 65 rotary drillholes were completed on the Barnes Creek and 40 in Fish Creek waste dump, and confirmed the blasthole grade estimates for this material.  As a result, 30.085 ktonnes of material in Fish Creek grading 0.309g/t have been added to the “Stockpile” category of the Proven and Probable Reserves for year-end 2007.

23.2                        Recoverability

Metallurgical recovery information is discussed in detail in Section 16 of this report.

23.3                        Markets

Kinross will continue with current marketing arrangements at Fort Knox and does not envision any concerns related to marketing doré.

23.4                        Contracts

Smelting, refining, handling and sales charges are within industry standards.

23.5                        Environmental Considerations

Fort Knox has a letter of credit in place that includes all of the following:

Fort Knox Mine – Reclamation/Closure	$34,314,418

Fort Knox Post Reclamation Obligations	$734,537

True North – Reclamation Plan	$1,155,774

True North Access Road Reclamation	$80,000

True North Plan of Operations	$1,301,100

Very little concurrent reclamation can be initiated at Fort Knox since most all areas of disturbance are subject to continuing disturbance.  Borrow areas for the construction of the tailing dam have been reclaimed.

At True North, all acreage that would not be subject to further disturbance if mining commences has been reclaimed.

23.6                        Taxes

The State of Alaska Millsite Lease carries a 3% production royalty, based on net income and recovery of the initial capital investment.  Mineral production from State mining claims is subject to a Mine License Tax, following a three-year grace period after production commences.  The license tax ranges from 3% to 7% of taxable income.  There has been no production from State claims situated outside the boundaries of the Millsite Lease at the Fort Knox mine.  The unpatented federal lode claim is owned by Kinross and is not currently subject to any royalty provisions. Refer to Hansen, 2008 “Mother of All Lists” 11th edition, 1/2008 for a detailed listing of all Fort Knox Title and Ownership documents, CD1. As a result of high metal prices, Kinross royalties and production taxes are estimated at $3.3 million for 2007 compared to $2.2 million in 2006.

23.7                        Capital and Operating Cost Estimates

A detailed 2008 and LOM budget has been developed for the mine based on an actual operating cost history and projected future performance.  Mining costs are similar to most mines of this size and equipment age and are presented in Table 23-1.  The capital spending is shown for the LOM in Table 23-2.

Table 23-1: Estimated Operating Costs – Fort Knox

Time Period	2008 Budget	LOM Plan
Ktons Mined	49,723	305,171
Ktons Milled	15,291	103,632
Ktons to Leach Pad		162,037
Mining ($/ton) (incl. Maintenance)	$1.41	$1.26
Milling ($/ton)	$4.13	$4.08
Leaching ($/ton)		$1.08
General and Administrative ($ per recoverable oz.)	$75.57	$69.05

Table 23-2: Fort Knox Life of Mine Capital Spending

Capital	Total	2008	2009	2010	2011	2012	2013	2014	2015
Mine/MEM/Mill/Sustain	$193,447	$65,424	$41,341	$28,109	$34,158	$24,181	$235	$0	$0
Heap Leach	$101,116	$23,080	$42,979	$0	$11,477	$0	$10,476	$0	$13,104
Total	$294,563	$88,504	$84,320	$28,109	$45,635	$24,181	$10,711	$0	$13,104

Budgeted costs for 2008 reflect mining rates = associated costs that assume no True North material being used to supplement the Fort Knox mill feed. In 2014, pit mining will have ceased but stockpile material is expected to continue to be hauled to the leach pad.

23.8                        Economic Analyses

A profitability estimate was calculated for each mining area that was included in the Fort Knox reserves. Revenue was determined by using the mill grade-recovery relationship and a gold price of US $550 per ounce. Operating costs are based on the expenses discussed above plus added expenditures for capital items, such as tailings capacity, reclamation and equipment needed to sustain operations.  The discounted cash flow analysis indicates that the mine generates a positive cash flow.  The details of the economic and sensitivity analyses are considered by Kinross to be confidential information. The economic models are considered as complete, reasonable, and meeting generally accepted industry standards. Individuals seeking to review these models must request and sign a confidentiality agreement with Kinross Gold Corporation.

23.9                        Payback

The payback on the LMP was evaluated using both the capital for heap leach and Phase 7 expansion capital and indicates 5.8 years to return profits on the project.  The heap leach project accomplishes a positive return in 4 years.

23.10                 Mine Life and Production Schedule

FGMI, as part of the LMP, has completed a production schedule that depletes the currently known reserves at Fort Knox. The current FGMI LMP production schedule includes no material from True North. Production is derived entirely from the Fort Knox deposit from 2007 until 2014, at which time continuing gold production is expected to occur from the shipping of stockpile material to the leach pad.  Table 23-3 presents the estimated production schedule for the Fort Knox deposit.

Table 23-3: Fort Knox Life of Mine Plan Production Schedule

Source	Total	2008	2009	2010	2011	2012
Leach Feed
Tons (‘000’s)	162,037	0	3,970	14,600	14,600	18,250
Contained Grade (opt)	0.0095	0	0.0107	0.0109	0.0113	0.0092
Contained Ounces	1,544,738	0	42,365	159,390	165,358	168,345
Mill Feed
Tons (‘000’s)	103,632	15,291	14,918	14,821	14,850	14,850
Contained Grade	0.0223	0.0238	0.0221	0.0221	0.0191	0.0178
Contained Ounces	2,310,707	364,031	329,983	328,260	283,716	264,968

Source	2013	2014	2015	2016	2017	2108	2019
Leach Feed
Tons (‘000’s)	18,300	18,250	18,250	18,250	18,300	18,251	1,016
Contained Grade (opt)	0.0092	0.0092	0.0091	0.0091	0.0091	0.0091	0.0091
Contained Ounces	167,884	167,314	166,095	166,095	166,550	166,095	9,248
Mill Feed
Tons (‘000’s)	14,850	14,052	0	0	0	0	0
Contained Grade	0.0245	0.0268	0	0	0	0	0
Contained Ounces	363,833	375,917	0	0	0	0	0